UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Quadra Realty Trust, Inc.
(Name of Subject Company)

Quadra Realty Trust, Inc.
(Names of Persons Filing Statement)

Common Stock, par value $.001 per share
(Title of Class of Securities)

746945104
(CUSIP Number of Class of Securities)

Evan F. Denner
President and Chief Executive Officer
622 Third Avenue, 30th Floor
New York, New York 10017
(212) 671-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

COPY TO:

John A. Good, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103
(901) 543-5901

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Quadra Realty Trust, Inc., a Maryland corporation (the “Company”). The address of the Company’s principal executive offices is 622 Third Avenue, 30th Floor, New York, New York 10017. The telephone number of the Company’s principal executive office is (212) 671-6400. The Company’s website address is www.quadrarealty.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, $0.001 par value per share (the “Quadra Common Stock”). As of February 12, 2008, there were 25,725,333 shares of Quadra Common Stock issued and outstanding. The Quadra Common Stock is listed and trades on the New York Stock Exchange under the symbol “QRR.”

Item 2.	Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. Its name, business address and business telephone number are set forth in Item 1 above. The Company is a commercial real estate finance company formed principally to invest in commercial mortgage and related products. The Company is externally managed by Hypo Real Estate Capital Corporation, a Delaware corporation (“Parent”).

This Schedule 14D-9 relates to the tender offer by HRECC Sub Inc., a Maryland corporation (“Purchaser”), and a wholly-owned subsidiary of Parent, to purchase any and all of the outstanding shares of Quadra Common Stock (the “Shares”), not already owned by Parent and its affiliates, at a purchase price of $10.6506 per share in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend discussed below) with respect to the Shares prior to the date (the “Acceptance Date”) Shares are accepted and paid for by Purchaser pursuant to the Offer to Purchase (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2008 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and any supplements or amendments thereto, collectively constitute the “Offer”). In addition, as contemplated by the Merger Agreement (defined below), on February 1, 2008 the Company declared a $0.3494 per share dividend payable to stockholders of the Company who hold shares of Quadra Common Stock at the close of business on the last trading day immediately preceding the Acceptance Date (the “Dividend”). The Dividend will not be paid if the Offer is not closed. This will result in stockholders of the Company receiving $11.00 per share in the aggregate, an approximately 38% premium to the closing price of Quadra Common Stock on the New York Stock Exchange on January 28, 2008, the last trading day prior to the execution of the Merger Agreement and the public announcement of the Offer and the Merger, and an approximately 41% premium to the average closing price of the Company’s common stock for the 30 trading days ending on January 28, 2008. The Company expects to declare and pay an additional dividend immediately prior to the Acceptance Date to the extent of the Company’s taxable income for the period beginning January 1, 2008 and ending on the date immediately preceding the Acceptance Date. Such dividend will reduce the Offer Price as described above. The Offer is described in a combined Schedule 13E-3/Tender Offer Statement on Schedule TO filed by Purchaser, Parent, Hypo International (defined below) and Hypo Holding (defined below) with the SEC on February 13, 2008 under cover of Schedule TO (as amended or supplemented from time to time, the “Schedule TO”). The Offer to Purchase and related letter of transmittal are filed as Exhibits (a)(1)(B) and (a)(1)(C) hereto, respectively, and are incorporated herein by reference. Quadra Common Stock is the only class of securities to which the Offer relates.

Purchaser, a wholly-owned direct subsidiary of Parent, is a Maryland corporation that was formed on January 18, 2008, solely for the purpose of completing the Offer and the Merger (as defined below) and related transactions. Purchaser has not engaged in any business except as contemplated by the Merger Agreement and, until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to Purchaser’s formation and capitalization and the transactions contemplated by the Offer and the Merger.

Parent, a wholly-owned direct subsidiary of Hypo Real Estate Bank International AG (“Hypo International”), is a Delaware corporation and the Company’s external manager. Parent is a full service, vertically-integrated commercial real estate finance company specializing in debt financing for commercial real estate throughout the United States. Hypo International, a wholly-owned direct subsidiary of Hypo Real Estate Holding AG (“Hypo Holding”), is a German corporation that is a member of the Hypo Real Estate Group, a leading commercial real estate, public and infrastructure finance group. Hypo International provides a wide range of banking services in the field of commercial real estate financing and is principally focused on markets outside of Germany. Hypo Holding is a publicly traded German financial holding company. Shares of Hypo Holding are widely held and actively traded on the Frankfurt Stock Exchange and are listed on Germany’s DAX.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 28, 2008, by and among Parent, Purchaser and the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser has agreed to, and Parent has agreed to cause Purchaser to make an offer to purchase any and all of the outstanding shares of common stock of the Company (other than shares owned by Parent or its affiliates) at the Offer Price, on the terms and conditions set forth in the Merger Agreement. Purchaser’s obligation to purchase any Shares tendered in the Offer is subject to at least 55% of the outstanding Shares (other than shares owned by Parent or its affiliates) on a fully diluted basis being validly tendered and not properly withdrawn prior to the Expiration Date (as defined in the Merger Agreement) and to certain other conditions set forth in the Offer to Purchase. There is no financing condition to the Offer. The Merger Agreement further provides that, following completion of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”), Purchaser will be merged with and into the Company (the “Merger”) and the Company will continue as the surviving corporation (the “Surviving Corporation”) as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (including each outstanding restricted share of Quadra Common Stock issued under any of the Company’s equity compensation plans), will be converted into the right to receive the Offer Price from the Purchaser (or any such higher price per Share as may be paid in the Offer) (the “Merger Consideration”). The Merger Agreement, which is summarized in the Offer to Purchase under the heading “Special Factors — The Merger Agreement,” is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008 and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Merger Agreement. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Offer and the Merger.

The expiration date for the Offer is 12:00 Midnight, New York City time, on Tuesday, March 12, 2008, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law (with extensions, the “Offer Period”).

As set forth in the Schedule TO, the business address of Purchaser and Parent is 622 Third Avenue, 31st Floor, New York, New York 10017. The telephone number at the principal office of Purchaser and Parent is (212) 671-6300. The principal office address of Hypo International is Von-der-Tann-Str. 2, D-80539 Munich, Germany. The telephone number at the principal address is +49 (0)89-2880-0. The principal office address of Hypo Holding is Unsöldstr. 2, D-80538, Munich, Germany. The telephone number at the principal office is +49 (0) 89 20 30 07-0.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3 or in the Information Statement (the “Information Statement”) of the Company attached to this Schedule 14D-9 as Annex I, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement included as Annex I is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company other than at a meeting of the Company’s stockholders.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Certain Persons

For purposes of this Schedule 14D-9, all references herein to the “Quadra Board” shall refer to the entire board of directors of the Company, including the directors who are officers, employees and/or affiliates of Parent, Purchaser, Hypo International and/or Hypo Holding, who are referred to as “Hypo-Affiliated Directors”. References to the “Independent Directors” shall refer to the members of the Quadra Board who are not Hypo-Affiliated Directors.

Certain members of management and the Quadra Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Quadra Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. Additional information about such interests is summarized in the Offer to Purchase under the heading “Special Factors — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”.

Evan F. Denner is the Company’s president and chief executive officer and serves on the Quadra Board and is a member of the Parent’s board of directors. Juergen Fenk is Parent’s chief executive officer and serves on the board of directors of Parent and is vice-chairman of the Quadra Board and a member of the management board of Hypo International. Bettina von Oesterreich serves as the chief risk officer of Hypo Holding, is a member of the management board of Hypo Holding and Hypo International and is a member of the Quadra Board. Messrs. Denner and Fenk and Ms. von Oesterreich do not serve on the Special Committee (as defined below) of the Company nor did they participate in the Special Committee’s evaluation of strategic alternatives or the conclusions of the Special Committee or the Quadra Board that the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates) or otherwise vote to approve the Merger Agreement or authorize the transactions contemplated by the Merger Agreement.

In addition, the board of directors of Parent established a special committee of Parent’s board of directors to consider and, if such special committee deemed it advisable and in the best interest of Parent, to approve on behalf of the board of directors of Parent the Merger Agreement, the Offer and the Merger. Messrs. Denner and Fenk and Ms. von Oesterreich did not serve on the special committee of Parent nor did they participate in the special committee’s evaluation or the conclusions of the special committee or otherwise vote to approve the Merger Agreement or authorize the transactions contemplated by the Merger Agreement.

For the reasons set forth above, Messrs. Denner and Fenk and Ms. von Oesterreich do not believe that their interests in the Offer and the Merger influenced the decision of the Special Committee, the Quadra Board, or the special committee of Parent with respect to the Merger Agreement, the Offer or the Merger.

Management Agreement

In connection with the Company’s initial public offering on February 21, 2007, (“the IPO”), the Company entered into a Management Agreement with Parent (the “Management Agreement”), pursuant to which Parent provides day-to-day management of the Company’s operations. The Management Agreement has an initial term expiring on June 30, 2009, and will automatically be renewed for one-year terms unless terminated by the Company or Parent by notice given prior to the end of the then-current term. The Management Agreement may not be terminated prior to the end of its term except by the Company for cause. If the Company chooses not to renew the Management Agreement, without cause, at the end of its then-current term, the Company must pay Parent a termination fee, upon expiration, equal to two times the sum of the base management fee and the incentive fee, both as earned by Parent during the 12-month period immediately preceding the most recently completed calendar quarter prior to the date of expiration. The Company may only elect not to renew the Management Agreement without cause with the consent of the majority of the Independent Directors. In addition, following any termination of the Management Agreement, the Company must pay Parent all compensation accruing to the date of termination. Neither the Company nor Parent may assign the Management Agreement in whole or in part to a third party without the written consent of the other party, except that Parent may delegate the performance of any of its responsibilities to any of its affiliates so long as Parent remains liable for such affiliate’s performance. Pursuant to the Merger Agreement, if the Company terminates the Merger Agreement and accepts a superior proposal involving the payment of all cash for 100% of the Shares (including those owned by Hypo Holding and its affiliates) and having terms otherwise substantially similar to the Merger Agreement (including expected timing), Parent has agreed to, among other things, at the Company’s request terminate the Management Agreement and all other contracts between the Company on the one hand and Parent or its affiliates on the other hand, with such termination to be effective immediately prior to consummation of the transaction contemplated by the superior proposal. If the Company requests that the Management Agreement be terminated as contemplated by the previous sentence, notwithstanding any terms of the Management Agreement to the contrary, the Company shall, contemporaneously with the effective date of such termination, pay to Parent in cash 50% of the termination fee that would otherwise be due under the Management Agreement.

The foregoing summary of the Management Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Management Agreement, which has been filed as Exhibit (e)(2) and is incorporated herein by reference and is further qualified by reference to the Merger Agreement.

Master Delegation Agreement

To the extent that Parent, as external manager, has sold or hereafter sells to the Company or arranges the acquisition by the Company of (a) loans secured by mortgages on real property and (b) subordinate interests in loans secured by mortgages on real property and Parent has retained a pari passu interest in these loans which, when aggregated with the Company’s interests, is (a) in the case of a mortgage loan, sufficient to control the right to direct the agent to exercise the right to foreclose the mortgage securing the loan upon a material default and (b) in the case of a subordinate interest in a loan, is sufficient (i) to control the right to appoint an independent third party special service / advisor and instruct the special servicer / advisor with respects to all remedies (including foreclosure), (ii) replace the special servicer / advisor in the event that the special servicer / advisor elects not to exercise the remedies, and (iii) purchase the senior interest or the entire subordinate interest and foreclose on the loan, Parent has granted the Company, pursuant to the Master Delegation Agreement dated February 21, 2007 (“MDA”) entered into by Parent and Company at the time of the Company’s initial public offering, the unilateral right to exercise on behalf of Parent the remedies of Parent as lender (but not as agent) described above with respect to Parent’s interest (as lender but not as agent) described above. Parent also agreed not to sell its interests described above unless (a) doing so shall not result in the loss of the Company’s unilateral right to control the remedies described above (b) Parent sells to a party who assumes Parent’s obligations under the MDA, or (c) Parent’s transfer does not result in a an adverse impact to the Company under tax or securities laws or regulations, subject to the limitations set forth in the Management Agreement.

Registration Rights Agreement

At the time of consummation of the IPO, the Company issued to Parent 8,330,000 shares of Quadra Common Stock as partial consideration for the contribution by Parent of the Company’s initial assets. The Company entered into a registration rights agreement with Parent with respect to the common stock received by Parent upon consummation of the IPO and any shares of Quadra Common Stock which Parent may receive from the Company as part of its incentive fee under the Management Agreement between Parent and the Company or pursuant to the Company’s Manager Equity Plan or otherwise. Pursuant to such registration rights agreement, the Company has granted to Parent demand registration rights to have its shares of Quadra Common Stock registered for sale no more than once in any six month period and the right to “piggy-back” its shares of Quadra Common Stock in registration statements that the Company might file in connection with any future public offering so long as Parent is the Company’s manager. Notwithstanding the foregoing, any registration will be subject to cutback provisions and the Company will be permitted to suspend the use, from time to time, of the prospectus that is part of the registration statement (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods.” The Company does not anticipate that Parent will exercise any of its rights under the Registration Rights Agreement during the Offer Period.

The foregoing summary of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Initial Asset Contribution Agreement

The Company acquired its initial assets, which consisted of commercial mortgage loans (construction loans, bridge loans and mezzanine loans) from Parent upon the completion of the IPO on February 21, 2007 pursuant to a contribution agreement between the Company and Parent (the “Contribution Agreement”). The fair value of the acquired assets was approximately $266.2 million, including approximately $5.2 million of origination fees. In exchange for these assets, the Company issued 8,330,000 shares of common stock to Parent at a fair value of approximately $125 million at the date of contribution and paid approximately $141.2 million in cash from the proceeds of the IPO.

The foregoing summary of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Contribution Agreement, which has been filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Restricted Shares

Concurrently with the Company’s IPO, the Company issued to Parent 600,000 shares (the “Parent Incentive Shares”) of Quadra Common Stock pursuant to the Company’s Manager Equity Plan having a fair value of $9.0 million at date of grant. The restrictions on these shares lapsed immediately and their fair value was expensed as compensation in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2007.

The Company issued 120,000 shares of restricted Quadra Common Stock to certain employees of Parent, some of whom are also officers or directors of the Company, with a fair value of $1.8 million at the date of grant. The shares granted vest on February 21, 2010, three years from the date of grant.

The Merger Agreement provides that immediately prior to the Effective Time, each outstanding restricted share of Quadra Common Stock issued under the Company’s equity compensation plans will vest, the restrictions thereon will lapse, and each restricted share will be cancelled and converted into the right to receive the Merger Consideration. Messrs. Denner and Fenk each own 33,333 restricted shares. In addition, Steven M. Sherwyn, the Company’s chief financial officer, owns 20,000 restricted shares and Susan Sangillo Bellifemine, the Company’s chief operating officer, owns 16,667 restricted shares. At the Effective Time, Messrs. Denner and Fenk will be entitled to an aggregate cash payment in respect of such restricted shares in the amount of $355,016, Mr. Sherwyn will be entitled to an aggregate cash payment of $213,012, and Ms. Sangillo Bellifemine will be entitled to an aggregate cash payment of $177,514. The $0.3494 per share dividend payment being paid by the Company pursuant to the Merger Agreement entitles Messrs. Denner and Fenk to an additional $11,647 each, Mr. Sherwyn to an additional $6,988 and Ms. Sangillo Bellifemine an additional $5,823 in respect of such restricted shares.

Deferred Compensation Payments

The Merger Agreement also provides that immediately prior to the Effective Time, (i) each Independent Director who holds any outstanding and unsettled deferred compensation units issued under the Company’s Independent Director Deferred Compensation Plan will become entitled to a lump sum payment in cash, without interest, in the aggregate amount equal to the balance credited to such holder’s deferred compensation account maintained by the Company under such plan, and (ii) each such holder’s deferred compensation units will be cancelled and of no further force and effect. Additionally, the Independent Director Deferred Compensation Plan provides that Independent Directors who hold deferred compensation units will be entitled to have additional units credited to their deferred compensation account as of each date on which cash dividends are paid with respect to the Quadra Common Stock. Parent will pay, or direct the exchange agent for the transaction to pay, to each such holder, his deferred compensation payment as promptly as reasonably practicable following the effective date of the Merger, at which time such holder will cease to possess any rights to any compensation from the Company or the surviving corporation. For the purpose of determining the deferred compensation payment, the “Fair Market Value” of one share of Quadra Common Stock, as such term is used in the Company’s Independent Director Deferred Compensation Plan, is equal to the Offer Price. Messrs. Weinbach and Mundheim each have 10,933.38 deferred compensation units, will each receive 358.68 additional deferred compensation units in respect of the $0.3494 per share dividend and will each be entitled to a cash payment of $120,267. Mr. Stuart has 8,746.70 deferred compensation units, will receive 286.94 additional deferred compensation units in respect of the $0.3494 per share dividend and will be entitled to a cash payment of

$96,214. Mr. McDevitt has 5,466.69 deferred compensation units, will receive 179.34 additional deferred compensation units in respect of the $0.3494 per share dividend and will be entitled to a cash payment of $60,134. The foregoing amounts will be reduced by any additional dividend declared and paid prior to the Acceptance Date as described above.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008 and is incorporated herein by reference.

Indemnification of Executive Officers and Directors

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

The Company’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The Company’s charter authorizes the Company, and the Company’s bylaws obligate the Company, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while serving as the Company’s director or officer and at the Company’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or is threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Company’s charter and bylaws also permit the Company to indemnify and advance expenses to any individual who served the Company’s predecessors in any of the capacities described above and any of the Company’s predecessors’ employees or agents.

The MGCL requires a corporation (unless its charter provides otherwise, which the Company’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in such capacity, or in the defense of any claim, issue or matter in any such proceeding. The MCGL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received.

However, under the MCGL, a Maryland corporation may not provide indemnification with respect to an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MCGL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation, and

•	a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Company has obtained a policy of insurance under which its directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Merger Agreement, from and after the Effective Time, Parent and the Surviving Corporation will, to the fullest extent permitted by law, indemnify, defend and hold harmless each current and former director and officer of the Company and its Subsidiaries (the “Indemnified Parties”) against all losses, expenses, claims, damages, liabilities or amounts arising out of actions or omissions occurring before or at the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) in connection with such persons serving as an officer, director or other fiduciary of the Company or any of its subsidiaries or of any entity if such service was at the request or for the benefit of the Company; provided, however, that the indemnification will not apply to, nor be enforceable by, any director of the Company who voluntarily resigns from his or her position as a director of the Company on or prior to the earlier of the Acceptance Date or the date of termination of the Merger Agreement. Pursuant to the Merger Agreement, all rights to indemnification or exculpation existing in favor of the Indemnified Parties as provided in the respective charters or by-laws, by contract, or otherwise in effect prior to the Merger, will survive the Merger and continue in full force and effect. Further, if Parent, the surviving corporation in the Merger or any of their respective successors or assigns (i) consolidates or merges with another entity and is not the surviving entity in such merger or consolidation, or (ii) sells or transfers substantially all of its assets, then, in each such case, proper provision will be made for the assumption of the indemnification obligations under the Merger Agreement. Hypo Holding has assured Parent in writing of its intent to support financially Parent’s financial obligations under the Merger Agreement, including all indemnification obligations.

Pursuant to the Merger Agreement, the Company maintains director and officer liability insurance and has purchased a “tail” insurance policy (which policy by its express terms shall survive the Merger), having the same coverage and amounts and containing terms and conditions that are no less favorable to the directors and officers of the Company and each Company Subsidiary as the Company’s and the Company Subsidiaries’ existing policy or policies, and from insurance carriers with comparable credit ratings, for the benefit of the current and former officers and directors of the Company and each subsidiary with a claims period of six years from the Effective Time with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred at or prior to the Effective Time. Parent and the

Surviving Company shall jointly and severally be liable for the payment of all premiums in respect of such “tail” insurance policy or policies. In addition to, and not to the exclusion of or as an alternative to, the foregoing requirement that the Company acquire “tail” insurance coverage, prior to expiration of the Company’s existing policies on February 1, 2008, the Company elected the “Extended Reporting Period” coverage available under its existing management protection policy with ACE American Insurance Company and both of its excess policies with Illinois National Insurance Company and XL Specialty Insurance Company and has paid all premiums with respect to such Extended Reporting Period coverage. The Extended Reporting Period coverage permits the Company and its officers and directors to make claims under the existing policies for a period of one year after their February 1, 2008 expiration dates with respect to acts occurring prior to such expiration date.

The foregoing summary of the indemnification of executive officers and directors and of the directors’ and officers’ liability insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008 and is incorporated herein by reference.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions of the Offer contained in the sections entitled “Special Factors — The Merger Agreement” and “The Tender Offer — Section 11. Certain Conditions to The Offer,” respectively, in the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008 and is incorporated by reference herein.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Confidentiality Agreement

On November 16, 2007, the Company (acting through the Special Committee) and Hypo Holding (on its own behalf and on behalf of its subsidiaries and affiliates) entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the Company and Parent agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible transaction between Parent and the Company.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Stand-by Credit Facility

In the Merger Agreement, Parent agreed to provide a take-out credit facility (a “Stand-by Facility”) to the Company to repay Wachovia in the event Wachovia accelerated the Wachovia Facility following the announcement of the transactions contemplated by the Merger Agreement. Under the Stand-by Facility, Parent would provide the Company and its subsidiary, Quadra QRS, LLC (“QRS”), with funding up to an aggregate of $450 million to finance certain of the Company’s assets to the extent that such assets are currently financed under the Wachovia Facility and existing unfunded commitments. The Company and QRS would not be able to receive advances during the term of the Stand-by Facility other than to discharge their obligations to pay the respective repurchase prices of the assets (including any accrued and unpaid price differential) under the Wachovia Facility and to fund any unfunded contractual commitments as they existed as of December 31, 2007 related to the assets under the Wachovia Facility. The Company and QRS would only receive an initial advance under the Stand-by Facility in an amount equal to the full amount of the repurchase price under the Wachovia Facility and would be able to draw additional amounts to fund unfunded contractual commitments subject to the draw procedures set forth in the Stand-by Facility. In the Merger Agreement, Parent agreed to a maturity date of the Stand-by Facility of the earliest of (a) April 30, 2008, (b) the date on which the Merger Agreement is terminated in accordance with its terms (the “Expiration Date”) and (c) the closing of the Merger contemplated by the Merger Agreement, provided that the facility would be extended beyond April 30, 2008, on a day-by-day basis, to the extent the Merger Agreement extends beyond April 30, 2008.

The Company and QRS agreed to pay a 2.5 basis point commitment fee on the Maximum Amount under the Stand-by Facility. “Maximum Amount” means the amount of the funds required capped at $450 million.

The Stand-by Facility has not yet been entered into and the foregoing summary contemplates its expected terms only.

Item 4.	The Solicitation or Recommendation.

On November 6, 2007, the Quadra Board formed a special committee consisting solely of Independent Directors of the Quadra Board (the “Special Committee”) for the purpose of identifying, studying and evaluating strategic alternatives that might be available to the Company and to make such recommendations to the Quadra Board as the Special Committee, in its judgment, determines to be appropriate and in the best interest of the Company and its stockholders. After reviewing strategic alternatives, the Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates) and recommended to the Quadra Board that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, be approved and declared advisable, fair to, and in the best interests of the Company by the Quadra Board.

The Quadra Board (exclusive of the Hypo-Affiliated Directors who did not participate in the evaluation of strategic alternatives or vote on the proposal to approve the Merger Agreement), upon the unanimous recommendation of the Special Committee, (i) has determined by unanimous vote of the Independent Directors that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates), (ii) has approved by unanimous vote of the Independent Directors the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommends that the Company’s stockholders accept the Offer, tender their shares of the Company’s common stock in response to the Offer, and, if a vote is required under Maryland law, vote for the consummation of the Merger.

Other than to provide information about the Company to the Special Committee and the Independent Directors and their respective advisors to assist them in their respective analyses of the transactions contemplated by the Merger Agreement, the Hypo-Affiliated Directors did not participate in the discussions or actions taken by the Special Committee and the Independent Directors in connection with the Merger Agreement.

Background of the Offer and Merger

In July 2006, Parent decided that the formation of a publicly-held and listed commercial mortgage REIT could provide opportunities to make investments in United States commercial real estate. The Company’s business plan contemplated that the Company could invest in any portion of a project’s capital structure and could participate in credit facilities which Parent would originate on its behalf. Under the externally-managed structure, Parent would manage the day-to-day operations of the Company pursuant to the Management Agreement and would continue to originate loans for its own account as well as apply its infrastructure to manage and service commercial mortgage loans both for itself and for the Company. Parent believed such platform was highly scalable and would allow the Company access to a strong pipeline of investment opportunities and market knowledge without significant additional infrastructure costs.

The Company completed its IPO on February 21, 2007, issuing 16,670,000 shares of common stock to the public at $15.00 per share. Simultaneously with the closing of the IPO, Parent contributed to the Company 13 senior construction loans, first mortgage loans and mezzanine loans and other assets having an aggregate estimated fair market value of approximately $266.2 million (including approximately $5.2 million of origination fees) in exchange for $141.2 million of cash and 8,330,000 shares of Quadra Common Stock having a value of $125.0 million based on the $15.00 price at which the Quadra Common Stock was issued to the public in the IPO. In addition, at the time of the IPO, the Company issued to Parent the 600,000 Parent Incentive Shares (having a value of $9.0 million based on the IPO price) pursuant to the Company’s Manager’s Equity Plan. Consequently, immediately after the completion of the IPO, Parent owned 8,930,100 shares of Quadra Common Stock, or approximately 34.7% of the Company’s total outstanding common stock.

Over the longer term, the Company’s financing strategy was to utilize short-term warehouse financing to acquire commercial mortgage and real estate related investments, including funding construction loan commitments, and then to refinance the short-term credit using longer-term match-funded financing vehicles such as collateralized debt obligations, or CDOs. To that end, on March 29, 2007 the Company entered into the Wachovia Facility pursuant to which Wachovia agreed to fund, in its discretion, up to $500.0 million of eligible loans at an agreed upon advance rate, with each loan to be repurchased by the Company not more than 364 days after sale to Wachovia, subject to certain acceleration events as set forth in the Wachovia Facility.

At June 30, 2007, the Company reported approximately $312.0 million in debt owing pursuant to the Wachovia Facility with respect to which 14 of the Company’s loan investments aggregating approximately $438.0 million in outstanding principal amount had been pledged as collateral.

In July and August 2007, the well-publicized collapse of the secondary market for subprime residential mortgages began to adversely affect the market for CDOs, and by the beginning of August the Quadra Board was informed by Evan F. Denner, the chief executive officer of the Company, that the execution of a CDO transaction was unlikely in the near term. Mr. Denner explained that the Company was considering additional financing strategies, including syndication of certain unencumbered loans, and was having discussions with financial institutions, including Hypo Holding, regarding financing alternatives. In the Company’s quarterly report on Form 10-Q for the period ended June 30, 2007, which was filed in August 2007, the Company reported that the downturn in the CDO market had made it unlikely that it could execute a CDO transaction in the near term, that it could be required to seek sources of potentially less attractive financing, and that the failure of the CDO market to recover could force the Company to change its business plan.

After the quarterly meeting of the Quadra Board on August 1, 2007, at the direction of the other Independent Directors, Robert H. Mundheim, Chairman of the Quadra Board, asked senior management at Hypo Holding if it was willing to help ease the Company’s liquidity concerns caused by the closure of the CDO market by providing a stand-by line of credit or purchasing certain of the Company’s assets so that it could continue to meet its financial commitments. Hypo Holding senior management informed Mr. Mundheim that Hypo Holding was not prepared at that time to provide such financing. In later conversations again raising the Company’s liquidity concerns, Hypo Holding senior management confirmed it was not prepared to provide liquidity and further informed Mr. Mundheim that Hypo Holding senior management was unhappy about the way in which the Company’s conflicted management structure was operating. Hypo Holding’s senior management suggested that a sale of the Company might be the best solution to the conflict issues and that Hypo Holding was indifferent if it was a buyer or a seller in such a transaction. After discussing the possibility of a sale with the Independent Directors of the Company, Mr. Mundheim indicated to Hypo Holding senior management that the Quadra Board might be willing to entertain offers to acquire the Company at an appropriate price. Hypo Holding’s senior management indicated to Mr. Mundheim that it was willing to execute a confidentiality agreement if the Quadra Board elected to pursue strategic alternatives, including a sale of the Company.

On October 12, 2007, the Quadra Board held a special meeting to receive an update from management regarding the Company’s liquidity, credit quality of its loan portfolio and business plan in light of turmoil in the credit markets. At the meeting Mr. Denner informed the Quadra Board that while Wachovia informed the Company that it would continue to fund the construction draws on the encumbered assets, and it agreed to fund three other assets, it was unlikely that Wachovia would finance additional unencumbered assets of the Company since they consisted of land, construction and/or condominium loans, for which Wachovia had little interest in financing. He noted that the Company was continuing to study alternatives to meet the Company’s liquidity needs, including adjusting its portfolio by syndicating or selling outright certain construction loans. Mr. Denner reported that the Company’s loan portfolio continued to show strong credit quality, but that the changes in the CDO markets would likely cause the Company to adjust its business plan, particularly with respect to financing land purchases and construction, and would focus on originating loans on cash flowing assets.

Prior to the Quadra Board’s meeting in November 2007, Mr. Mundheim was informed that Hypo Holding had engaged an investment banker to evaluate the Company. Mr. Mundheim discussed the Company’s liquidity situation and necessary changes to its business plan individually with the Independent Directors and suggested that the Quadra Board consider appointing a special committee to evaluate strategic alternatives available to the Company.

During the regular quarterly meeting of the Quadra Board on November 6, 2007, the Independent Directors heard a lengthy report from Mr. Denner and Steven M. Sherwyn, chief financial officer of the Company, regarding the Company’s obligations to Wachovia over the ensuing 12 months and the Company’s plans for paying those obligations. The report reflected that a significant percentage of the Wachovia obligations were due between April 1, 2008 and July 31, 2008 and described management’s assumptions regarding cash inflows to repay amounts owed. In his report, Mr. Denner informed the Quadra Board that the Company had successfully syndicated one-half of its commitment on one loan held for sale and had indications of interest on two others, but advised that under current market conditions he could not be fully confident that the other loans would ultimately be sold. Mr. Denner further advised the Quadra Board that (1) the market continued to view mortgage REITs negatively, (2) certain other mortgage REITs were generally not generating new product, (3) certain analysts were predicting problems in the commercial mortgage market similar to those in the residential sub-prime market, (4) there was very limited CDO activity, a situation that was not expected to change in the near term, and (5) if the CDO market returned, it would likely return in a different format. After management’s presentation, the Quadra Board engaged in a lengthy discussion regarding liquidity. Following the general meeting, after excusing the non-director members of management the Quadra Board had further discussions concerning the Company’s liquidity issues, and, after evaluating the independence of the proposed members, appointed the Special Committee consisting of Mr. Mundheim (Chairman), Ronald M. Stuart and Lawrence A. Weinbach, to identify, study and evaluate strategic alternatives available to the Company and to make such recommendations to the Quadra Board as the Special Committee shall, in its judgment, determine are appropriate and in the best interests of the Company and its stockholders. The Quadra Board authorized the Special Committee to engage financial and legal advisors to assist the Special Committee in evaluating strategic alternatives. After the meeting, the Special Committee asked Bass, Berry & Sims PLC (“Bass Berry”), who since before the IPO had acted as counsel to the Independent Directors, to act as counsel to the Special Committee in its evaluation of the Company’s strategic alternatives.

After the meeting, on November 6, 2007, Mr. Mundheim delivered to Thomas Glynn, a member of Parent’s board of directors and the Management Board of Hypo Holding, a form of Confidentiality Agreement (the “Confidentiality Agreement”) pursuant to which the Company would provide non-public information to Hypo Holding, who under the Confidentiality Agreement could provide such information to its financial and legal advisors, to enable them to evaluate an acquisition of the Company. Between November 6 and November 16, 2007, Bass Berry negotiated the terms and conditions of the Confidentiality Agreement with Clifford Chance US LLP (“Clifford Chance”), counsel to Hypo Holding, and on November 16, 2007, the Company and Hypo Holding executed the Confidentiality Agreement. At that time, Hypo Holding, through its financial advisor, J.P. Morgan Securities Inc. (“JPMorgan”), submitted to the Company a due diligence request list. Mr. Mundheim at that time informed Mr. Denner that the Confidentiality Agreement had been executed and instructed Mr. Denner to cause the Company to provide information to JPMorgan in response to its due diligence request. Over the next several days, the Company provided information to JPMorgan in response to its request.

On November 19, 2007 the Special Committee, with Bass Berry present, conducted in person interviews of two investment banking firms to act as financial advisor to the Special Committee in its evaluation of the Company’s strategic alternatives. After the interviews, the Special Committee selected Blackstone Advisory Services L.P. (“Blackstone”) to act as its financial advisor and requested that Blackstone provide the Special Committee with an engagement letter pursuant to which it would provide its services. Prior to inviting Blackstone to interview at the November 19 meeting, Mr. Mundheim had verified that the private equity group of The Blackstone Group would not be interested in pursuing a transaction as a potential purchaser of or financing source for the Company. On November 25, 2007 Blackstone delivered a draft engagement letter to the Special Committee. Mr. Mundheim and representatives of Blackstone had several telephone conferences on November 25 and 26 negotiating the terms of the engagement letter. On November 26, 2007 the Special Committee had a telephonic meeting with Bass Berry to discuss the terms of Blackstone’s engagement and informed Bass Berry of the fee structure it was willing to accept. After further negotiation of certain terms of the letter, on November 29, 2007 the Special Committee and Blackstone executed an engagement letter pursuant to which Blackstone would act as financial advisor to the Special Committee.

On November 29, 2007, Mr. Mundheim had a telephone conversation with Mr. Glynn. During the conversation, Mr. Mundheim told Mr. Glynn that if Parent intended to make an offer to acquire the Company, he hoped that such offer would be based on the book value of the Company rather than on the current trading price of the Company’s common stock. Mr. Mundheim also asked Mr. Glynn to have JPMorgan speak with Blackstone before the submission of an offer in order to ensure that both financial advisors had the same data and set of assumptions.

On December 3, 2007, the Quadra Board held a special telephonic meeting during which the Special Committee reported to the Quadra Board that (1) the Special Committee had engaged Bass Berry as its legal advisor and Blackstone as its financial advisor, (2) the Special Committee believed that Hypo Holding was considering a transaction with the Company and had engaged JPMorgan as its financial advisor, and (3) JPMorgan and Blackstone had engaged in some dialogue and JPMorgan had commenced due diligence on the Company. The members of the Special Committee were then excused, and the remaining directors considered a proposal to fix the compensation of the members of the Special Committee. After receiving the report of Bass Berry regarding the compensation paid to members of special committees in comparable transactions, the Quadra Board determined the compensation of the members of the Special Committee, to be paid in cash upon completion of all their duties.

Prior to December 12, 2007, Mr. Glynn called Mr. Mundheim to inform him that Hypo Holding was strongly considering making or having Parent make an offer to acquire the Company and asked Mr. Mundheim if the Special Committee would prefer that the offer be formulated as a range of potential prices or a single price. Mr. Mundheim informed Mr. Glynn that Hypo Holding or Parent should consider submitting its offer as a single price. On December 12, 2007, Mr. Glynn called Mr. Mundheim and informed him that Hypo Holding was interested in making a non-binding cash offer to acquire 100% of the Company’s common stock not owned by Hypo Holding or its affiliates at a price of $11.70 per share, less any future dividends paid prior to closing the transaction. Mr. Glynn also indicated to Mr. Mundheim that Hypo Holding was willing to support a higher offer price from a third party under specified circumstances. Mr. Glynn informed Mr. Mundheim that Hypo Holding, under specified circumstances, had formulated its potential offer based on a discount to book value of the Company as opposed to a premium over the current trading price of the Quadra Common Stock. Mr. Glynn stated that the discount to book value was attributable to spreads having significantly widened on the types of loans in the Company’s portfolio and to the credit risk inherent in the Company’s loan portfolio. Mr. Mundheim told Mr. Glynn that the Special Committee believed that the price was too low and that JPMorgan should discuss its valuation methodology with Blackstone. Mr. Mundheim suggested to Mr. Glynn that Hypo Holding should cause Parent to return the Parent Incentive Shares, which the Independent Directors had anticipated would be distributed among Parent employees who were responsible for the management of the Company pursuant to the Management Agreement, but which had not been so distributed. Mr. Mundheim also suggested that the Special Committee would insist on a “go-shop” provision in any definitive agreement and that Hypo Holding or Parent should consider provisions in its offer designed to encourage higher offers from third parties, such as no break-up fees and provisions requiring Hypo Holding to vote in favor of superior transactions.

On December 13, 2007, the Special Committee held a meeting in New York. With Bass Berry and Blackstone present and actively participating, the Special Committee engaged in a lengthy discussion regarding the verbal indication of interest submitted to Mr. Mundheim the day before by Mr. Glynn and the strategic alternatives available to the Company, particularly the possibility and feasibility of selling the Company or selling certain assets quickly to ease liquidity concerns and then allow the portfolio to self-liquidate through principal repayments. The discussion of alternatives occurred in the context of the Company’s growing liquidity concerns. The Special Committee directed Blackstone to meet with JPMorgan as quickly as possible to understand the assumptions JPMorgan had used in arriving at a valuation range.

At the request of the Special Committee, Blackstone met with JPMorgan during the morning of December 14, 2007 to share certain information and perspectives regarding the Company. In the early afternoon of this day, Clifford Chance e-mailed to Mr. Mundheim and Bass Berry a non-binding offer letter indicating Hypo Holding’s interest in acquiring or having one of its designated affiliates acquire the Company for a price of $11.70 per share, less any dividends declared and paid by the Company after the date of the letter. The letter stated that Hypo Holding had substantially completed its due diligence on the Company and was prepared to execute a definitive agreement within five business days. The indication of interest stated that the proposed acquisition of the Company was not contingent on financing and would include repayment of all amounts owed by the Company to Wachovia.

After receiving the non-binding offer letter from Hypo Holding, in the afternoon of December 14, 2007 the Special Committee held a telephonic meeting, at which Bass Berry and Blackstone were present. At the beginning of the meeting, Blackstone updated the Special Committee regarding its discussions with JPMorgan earlier in the day. The Special Committee and its financial and legal advisors had a lengthy discussion regarding the alternative of procuring an extension or term loan from Wachovia or an alternative source of liquidity, followed by an orderly liquidation, either through sale or syndication of loans or repayments, of the Company’s loan portfolio, including a discussion of the execution risks involved with such an approach, and the potential that alternative financing would be very expensive if available at all. Following the discussion, Blackstone was directed by the Special Committee to meet with JPMorgan again in order to better understand its valuation methodology and assumptions used in advising Hypo Holding in connection with its non-binding offer. After the meeting, Bass Berry and Clifford Chance had a telephone conference to discuss the structure of the transaction and the anticipated timing for distribution of a draft of a definitive agreement.

On the morning of December 17, 2007, at the direction of the Special Committee, Blackstone again met with JPMorgan and discussed a number of questions regarding the valuation of the Company. During the meeting, Blackstone informed JPMorgan that it was the Special Committee’s belief that Hypo Holding would be justified in paying a higher price than what had been set forth in the non-binding offer letter.

Later that day, the Special Committee held a telephonic meeting, with Blackstone and Bass Berry present. Blackstone updated the Special Committee regarding its meeting with JPMorgan earlier that day and Bass Berry reported about its telephone conference with Clifford Chance regarding the structure of the proposed transaction. The Special Committee directed Blackstone to meet with JPMorgan again to push for a higher price and the ability to pay its regular quarterly dividend and a $9 million special dividend, without any corresponding reduction in the price that Hypo Holding would pay for the Company.

On December 19, 2007, at the direction of the Special Committee, Blackstone had a telephone conversation with JPMorgan. JPMorgan advised Blackstone that Hypo Holding was unwilling to proceed without having the price it was offering reduced by any dividend paid by the Company to its stockholders and that Hypo Holding believed the Company’s loan portfolio had more risk in it than appeared to be included in the Special Committee’s analysis.

Later that day after the telephone conversation between Blackstone and JPMorgan, the Special Committee held a telephonic meeting, with Blackstone and Bass Berry present. Blackstone updated the Special Committee regarding its conversation with JPMorgan. The Special Committee had a lengthy discussion, in which its advisors participated, regarding the likelihood of success of any strategic alternative that involved continuing to operate the

Company, including the sale of loans and self-liquidation of the loan portfolio through principal repayments. It was acknowledged that any such alternative would be dependent upon obtaining alternative financing to the Wachovia Facility, which financing might not be available at all, or, if available, would likely be significantly more expensive and could have a material adverse effect on the Company. The Special Committee directed Blackstone to work with the management of the Company to develop a list of third parties who might be interested in acquiring the Company or significant portions of the Company’s loan portfolio and to begin contacting those persons. Blackstone was also directed by the Special Committee to continue discussions with JPMorgan regarding a prospective acquisition by Hypo Holding.

On December 20, 2007 the Quadra Board had a special telephonic meeting that began with an executive session of the Board attended only by Independent Directors, a representative of Bass Berry and representatives of Blackstone. At the beginning of the executive session, Bass Berry reviewed for all of the Independent Directors their fiduciary duties. Mr. Mundheim reviewed with the Independent Directors the process followed by the Special Committee to date and terms (including the proposed offer price) contained in the non-binding offer letter submitted by Hypo Holding on December 14, 2007. Blackstone updated the Independent Directors regarding the status of discussions with JPMorgan and its work in valuing the Company. The Special Committee reported to the Independent Directors that Blackstone had been directed to solicit other offers to purchase the Company from a list of prospective third party purchasers and to evaluate whether those purchasers or others would be interested in acquiring portions of the Company’s loan portfolio. After the executive session ended, the entire Quadra Board was informed that Hypo Holding had submitted a non-binding offer letter to acquire the Company, but the proposed price was not disclosed to the Hypo-Affiliated Directors. Messrs. Denner and Sherwyn updated the Quadra Board regarding the status of current loans and the projected cash flows of the Company over the next several months as well as the completed and pending loan syndications. At the close of the meeting, the Quadra Board declared a $0.19 per share dividend payable on January 15, 2008 to stockholders of record on December 31, 2007.

On December 21, 2007 Clifford Chance delivered by e-mail to Bass Berry an initial draft of an Agreement and Plan of Merger between the Company, Parent and a merger subsidiary wholly owned by Parent. Bass Berry distributed the draft of the merger agreement to the members of the Special Committee and between December 21, 2007 and December 31, 2007 received written and verbal comments from Special Committee members. On December 31, 2007 Bass Berry delivered to Clifford Chance a revised draft of the merger agreement which incorporated the comments of Bass Berry and the Special Committee members.

On January 2, 2008 Parent, through Clifford Chance, informed the Special Committee, through Bass Berry, that it rejected substantially all of the substantive changes proposed by Bass Berry in the December 31, 2007 draft of the merger agreement. Clifford Chance informed Bass Berry that it had been instructed by Parent not to prepare a revised draft of the merger agreement. Clifford Chance requested that Bass Berry prepare a list of open business and legal issues for purposes of negotiating open terms and conditions.

On January 3, 2008, the Special Committee had a telephonic meeting, attended by Blackstone and Bass Berry. Blackstone updated the Special Committee regarding discussions it had had with each of JPMorgan, Mr. Denner and certain prospective third party purchasers of the Company since December 19, 2007. A discussion followed regarding the synergies that could be recognized by Parent if it were to acquire the Company and whether Hypo Holding’s non-binding offer to acquire the Company included any of the value of those synergies. The Bass Berry representative reported on his conversation with Clifford Chance regarding the merger agreement, including Parent’s insistence that the merger agreement have a short go-shop period, break-up fees, matching rights, and a more expansive definition of “material adverse effect” for termination purposes. A discussion ensued among the Special Committee and its financial and legal advisors as to whether an auction of the Company could be reasonably expected to bring greater value to stockholders than the value proposed by the Hypo Holding transaction, particularly in light of the potential liquidity issues facing the Company, and whether an auction would be likely to influence the price that Hypo Holding would pay. The Special Committee determined that an auction was not likely to result in a higher bid and, in fact, could result in a lower price. The Special Committee formulated a list of issues, desired contract provisions and justifications and directed Mr. Mundheim to engage directly with Mr. Glynn over these issues. The Special Committee urged Mr. Mundheim to keep Hypo Holding interested and engaged in the process and to seek a quick resolution, insofar as the Company’s liquidity issues provided significant downside risk to a lengthy negotiation. The Special Committee requested that Blackstone evaluate whether any term financing alternatives were available to the Company to provide funding to repay the amounts owed to Wachovia under the Wachovia Facility.

On January 4, 2008, Messrs. Mundheim and Glynn had a meeting during which Mr. Mundheim pressed Hypo Holding for an increased price and revised terms, such as a longer go-shop period, no break-up fee and no matching rights. Mr. Mundheim reminded Mr. Glynn of the requests the Company had made to Hypo Holding several months before regarding stand-by financing for the Company to ease the Company’s liquidity burden, the negative response from Hypo Holding regarding that request and Hypo Holding’s statements that it would be as willing a seller as a buyer under specified circumstances. Mr. Mundheim expressed the concern that certain of the provisions in the proposed Merger Agreement, when combined with the termination fee equal to two years of management fees payable to Parent pursuant to the Management Agreement upon its termination, could have a negative effect on the Special Committee’s ability to obtain competing offers to acquire the Company. Mr. Glynn informed Mr. Mundheim that the Hypo Holding offer was now $11.51 per share due to the Company’s declaration of a $0.19 per share dividend on December 20, 2007. He also informed Mr. Mundheim of his concern about Hypo Holding withdrawing its offer if a definitive agreement was not reached promptly. Mr. Glynn would not agree to change the offer price but agreed to negotiate a longer go-shop period, to consider reducing the Management Agreement termination fee to an amount equal to one year of management fees and to consider reducing the break-up fees payable if the Company were to be sold to a third party bidder during the go-shop period.

On January 7, 2008, Bass Berry delivered a revised draft of the Merger Agreement to Clifford Chance. On January 8, 2008, representatives of Bass Berry met with representatives of Clifford Chance at Clifford Chance’s offices to negotiate various substantive provisions of the Merger Agreement. After meeting for several hours, the legal representatives reached agreement on many of the major issues in the Merger Agreement.

Later in the day on January 8, 2008, the Special Committee had a telephonic meeting, with Bass Berry and Blackstone present. Mr. Mundheim updated the Special Committee regarding his meeting with Mr. Glynn on January 4, 2008, and reported that he had been told that Hypo Holding’s offer price was now $11.51 per share due to the dividend declared by the Company on December 20, 2007 and that Hypo Holding’s offer to acquire the Company might be withdrawn if a definitive agreement was not worked out quickly. Bass Berry reported that significant progress had been made in finalizing the Merger Agreement.

On January 9, 2008 a regular meeting of the Quadra Board was held at the Company’s offices. At the meeting the Quadra Board received an update regarding the Company’s liquidity situation. The Independent Directors conducted an executive session during which Mr. Mundheim and Bass Berry informed the Independent Directors about the status of negotiations. During the executive session, the Independent Directors expressed a concern about the Company’s potential liquidity issues and the risk that if Hypo Holding were to withdraw its offer to acquire the Company, the Company would be unable to find another acquirer and obtain acceptable financing to refinance the Wachovia Facility. The Special Committee agreed to continue pursuit of an acceptable transaction with Hypo Holding.

On January 15, 2008, Mr. Mundheim and Mr. Glynn had a telephone conversation to negotiate the remaining open issues in the proposed Merger Agreement. During the course of these negotiations, Mr. Glynn indicated to Mr. Mundheim that Parent was potentially willing to provide a bridge credit facility to the Company in the event the Company was unable to draw additional funds under the Wachovia Facility or was required to repurchase all loans sold to Wachovia under the Wachovia Facility prior to consummation of the acquisition by Parent.

On January 16, 2008, the Special Committee had a telephonic meeting, with Bass Berry and Blackstone present. A representative of Bass Berry outlined the current proposed terms in the Merger Agreement and the results of negotiations over the past week. The Special Committee, with its advisors participating, discussed the impact of announcing a transaction with Hypo Holding or Parent on the Company’s obligations under the Wachovia Facility. The Special Committee directed Mr. Mundheim to contact Mr. Glynn and request an increase in the offer price, elimination of the termination fee payable under the Management Agreement, funding in the event Wachovia were to discontinue funding draws and/or demand the repurchase of existing loans and assurance that directors and officers would be indemnified, and that Hypo Holding would support such indemnification, in the event the Company lost its director and officer liability insurance.

After the Special Committee meeting on January 16, 2008, Mr. Mundheim contacted Mr. Glynn and requested that Hypo Holding increase its offer price and agree to eliminate the termination fee that would be owed pursuant to the Management Agreement if the Company were to be sold to a third party suitor. He also asked Hypo Holding to provide funding in the event Wachovia were to take action adverse to the Company pursuant to the Wachovia Facility and to provide assurance that funds will be available to indemnify directors and officers in the event the Company’s director and officer liability insurance expires and cannot be renewed or new coverage cannot be obtained. While Mr. Glynn stated that Parent would agree to reduce the termination fee payable under the Management Agreement to one times, rather than two times, the trailing twelve months management fee, Mr. Glynn also informed Mr. Mundheim that Parent’s final, non-negotiable position was that it would not pay a higher price and would not agree to eliminate all termination fees under the Management Agreement. He agreed to direct Clifford Chance to work on the structure of a stand-by credit facility and to provide an assurance letter with respect to director and officer indemnification.

The Special Committee held a meeting in New York on January 17, 2008. Representatives of Bass Berry and Blackstone attended the meeting in person. In addition, at the beginning of the meeting Messrs. Denner and Fenk were in attendance at the request of Mr. Mundheim and were invited to provide information about the Company’s financial situation and business prospects. Mr. Denner provided information to the Special Committee regarding the Company’s liquidity situation, including the likely syndication of two loans, and the opportunities management believed could be available to the Company as an independent REIT if it could obtain capital to remain independent. Mr Denner expressed his belief that an equity infusion together with a restructuring of the Company’s debt to Wachovia would allow the Company to adjust its business plan to take advantage of opportunities in the debt markets. In response to a question from a member of the Special Committee, Mr. Fenk stated that it was his opinion that such a strategy could not be successful as long as Parent continued to own 35% of the Company’s outstanding shares and was the Company’s external manager. After Messrs. Denner and Fenk departed, Bass Berry advised the members of the Special Committee of their fiduciary duties as members of the Special Committee. A discussion followed regarding the likelihood of the Company’s obtaining long-term financing to refinance the approximately $355 million due to Wachovia over the next six months. The Special Committee, with input from its financial and legal advisors, concluded that the Company would be unlikely to obtain acceptable long-term financing. Blackstone updated the Special Committee regarding the steps it had taken to solicit competing offers to acquire the Company, informing the Special Committee that since December 19, 2007 Blackstone had contacted 25 potential third-party purchasers, including other mortgage REITs, opportunity funds and large banks/financial institutions and had received only one bona fide indication of interest. Bass Berry updated the Special Committee regarding the terms and conditions of the Merger Agreement. In discussing the proposed transaction, the following were cited as supporting a recommendation by the Special Committee in favor of the Merger Agreement:

•	The Company’s original business model is not currently sustainable because of the closure of the CDO market, the overall disruption in the credit markets, generally, and the increased potential cost of long-term capital;

•	The cost of any long-term credit, including a renegotiated term credit facility with Wachovia, would likely be very high;

•	Any alternative involving the liquidation and/or sale of existing assets carries a high risk of not producing cash quickly enough to allow the Company to meet its obligation to repurchase loans from Wachovia on the stated repurchase dates pursuant to the Wachovia Facility. In addition, liquidity projections for 2008 created the risk that the Company’s 2007 audited financial statements would carry a going-concern qualification, which would be an event of default under the Wachovia Facility.

•	Parent is the prospective buyer with the lowest cost of capital together with the highest knowledge of the portfolio and the greatest ability to realize the greatest synergies from the transaction and, therefore, likely able to pay a higher price than other prospective buyers;

•	Blackstone has been in communication with other prospective buyers since December 19, 2007 and has not received any indication that any other prospective buyer is or will likely be interested in paying a price as high as Hypo Holding has offered for the Company’s outstanding stock;

•	The issuance of equity would likely be at a price that would be highly dilutive to existing stockholders; and

•	Credit market dislocation in Europe is likely to continue to worsen and Hypo Holding could experience future credit losses that could inhibit its ability to acquire the Company at a later time.

The Quadra Board held a special meeting on January 18, 2008 in New York. Representatives of Bass Berry and Blackstone attended the meeting in person, and at the beginning of the meeting, Messrs. Denner and Fenk, and Ms. von Oesterreich, the Hypo-Affiliated Directors, were in attendance. Mr. Denner described the current financial and liquidity condition of the Company, as well as the prospects for continuing to operate under the current business model. The Independent Directors questioned Mr. Denner on the likelihood of Wachovia extending the repurchase dates under the Wachovia Facility or agreeing to a term loan or, in the alternative, a third party lender providing a term loan to the Company. Mr. Denner informed the Independent Directors that while he had engaged in preliminary discussions with Wachovia regarding an extension, Wachovia had not stated a position on extending the Wachovia Facility or providing term financing, and that financing some of the Company’s construction loans on a term basis could be difficult. Mr. Denner also informed the Independent Directors of exploratory discussions he had with three warehouse lenders. After providing such input and answering the Independent Directors’ questions the Hypo-Affiliated Directors left the meeting, and the Independent Directors, Blackstone and Bass Berry engaged in a discussion about the Company’s lack of liquidity and prospects for obtaining replacement financing. The Independent Directors, with input from its financial and legal advisors, concluded that the Company would be unlikely to procure acceptable replacement financing for the Wachovia Facility and that the Company faced short-term challenges in continuing to operate as a going concern. The Independent Directors, Bass Berry and Blackstone discussed the potential ramifications of a default under the Wachovia Facility and the prospect that all amounts owed to Wachovia would become immediately payable in such event. Blackstone then reviewed with the independent directors its financial analysis of the Hypo Holding offer of $11.51 per share and described to the Special Committee the steps it had taken to solicit competing offers to acquire the Company. Bass Berry then made a presentation to the independent directors with respect to the terms and conditions of the Merger Agreement. After receiving reports from Blackstone and Bass Berry, the Special Committee informed the Board that it was in favor of entering into the Merger Agreement.

The Quadra Board held a special meeting on January 19, 2008 in New York. Representatives of Bass Berry and Blackstone attended the meeting in person. The Hypo-Affiliated Directors, Messrs. Denner and Fenk and Ms. von Oesterreich, did not attend the meeting. Mr. Mundheim informed the Independent Directors that he had been informed by the chairman of Hypo Holding’s supervisory board that Hypo Holding’s supervisory board had not yet approved the transaction and that there was some opposition to Hypo Holding’s acquisition of the Company. The Independent Directors discussed alternatives if Parent did not execute the Merger Agreement and go forward with the transaction. Bass Berry reminded the Independent Directors of some unresolved issues in the Merger Agreement and the parameters for resolution of those issues. The Independent Directors then decided to continue to pursue the transactions contemplated by the Merger Agreement, with authority granted to Mr. Mundheim, in consultation with Bass Berry, to resolve the open issues and make such other non-material changes as he deemed appropriate. Mr. Mundheim informed Mr. Glynn that the Independent Directors supported the Merger Agreement, subject to finalizing disclosure schedules and approving a term sheet with Parent for the provision of a stand-by line of credit sufficient to cover funding deficiencies and repurchase requests by Wachovia.

After the Quadra Board meeting on January 19, 2008, based on his concerns about the suggestion that the Hypo Holding supervisory board might not favor the transaction, Mr. Mundheim called Georg Funke, chief executive officer of Hypo Holding during which Mr. Mundheim expressed the Independent Director’s concern over liquidity and other business issues facing the Company and their desire to reach an agreement with Hypo Holding.

On January 21, 2008, Mr. Glynn called Mr. Mundheim and informed him that due to continued rapid deterioration in the United States commercial mortgage-backed securities market and the CMBX index, Hypo Holding had revisited its valuation of the Company and was reducing its offer price to between $10.50 per share and $11.00 per share, less any dividends paid prior to closing.

That evening, a telephonic special meeting of the independent members of the Quadra Board was held, with Bass Berry present. Mr. Mundheim informed the Independent Directors that Hypo Holding was reducing its offer price to between $10.50 per share and $11.00 per share. The Independent Directors expressed concern over the price decrease at this late stage of the negotiations but nevertheless instructed Mr. Mundheim and Bass Berry to continue working toward a definitive agreement.

On January 24, 2008, Mr. Mundheim called Mr. Funke. Mr. Funke informed Mr. Mundheim that Hypo Holding had elected not to proceed with the transaction, citing its concern over a potentially negative public reaction with respect to such a transaction in the current market environment. Shortly after that call, a special telephonic meeting of the Independent Directors was held, with Bass Berry present. The Independent Directors reacted angrily to the precipitate withdrawal of the offer for reasons that did not appear to reflect any loss in the net asset value of the Company since the Quadra Board’s meeting on January 19, 2008. The Independent Directors discussed the implications of Hypo Holding’s action on the future of the Company.

Mr. Mundheim was directed to report to Hypo Holding the angry reaction of the Independent Directors, which he did by telephone after the meeting adjourned.

On January 25, 2008, Mr. Glynn called Mr. Mundheim and expressed Hypo Holding’s intention to execute the Merger Agreement providing for a price of $11.00 per share for the shares of Company common stock not held by Hypo Holding, provided that the price would include a $9 million (or approximately $0.35 per share) dividend payable at the time of completion of the tender offer for Company shares, with the balance of the $11.00 consideration being a cash payment in exchange for outstanding shares. The new offer included a stand-by credit facility to be provided by Parent, but Mr. Glynn stated that as a condition to executing the Merger Agreement, Parent would require a discussion with Wachovia to gain information as to its plans regarding the Wachovia Facility. Mr. Mundheim instructed Bass Berry to finalize the Merger Agreement and informed the Independent Directors that they would meet in executive session in New York on Sunday morning, January 27, 2008. Mr. Mundheim instructed Bass Berry to obtain from Hypo Holding a letter stating its proposed offer and indicating that it was irrevocable and could be accepted at any time prior to the close of business on January 29, 2008. Bass Berry communicated this request to Clifford Chance, and shortly thereafter Clifford Chance communicated to Bass Berry that Hypo Holding was unwilling to sign such a letter until it had discussed the prospective transaction with Wachovia. Over the next two days, Bass Berry continued to ask Clifford Chance to deliver such a letter, which Bass Berry agreed could be subject to a qualification allowing Hypo Holding to withdraw its offer if Wachovia threatened to demand immediate repurchase of loans held under the Wachovia Facility. Hypo Holding refused to sign any such letter. Despite Hypo Holding’s refusal to deliver such a letter, Mr. Mundheim, after consulting other Independent Directors, stated his intention to allow the Company’s Independent Directors to consider the new offer in executive session the next day.

On the morning of January 27, 2008, the Quadra Board held a special meeting in New York. Representatives of Bass Berry and Blackstone were both present at the meeting. The Hypo-Affiliated directors were not present at the meeting. Mr. Mundheim updated the Quadra Board regarding the discussions that had occurred over the past few days and informed the Independent Directors that Hypo Holding had refused to submit a binding offer to acquire the Company absent a clear understanding of Wachovia’s plans. A discussion ensued regarding the liquidity issues facing the Company and the risk that it would be unable to refinance its obligations to Wachovia and continue operating as a going concern. Blackstone updated the Quadra Board regarding its efforts to solicit competing offers to acquire the Company. Blackstone then reviewed with the Independent Directors its financial analysis of the aggregate consideration of $11.00 per share to be received in the proposed transaction, consisting of a dividend in the approximate amount of $0.35 per share and a payment for the outstanding Quadra Common Stock not owned by Parent of approximately $10.65 per share, and rendered to the Special Committee its oral opinion, which was confirmed by delivery of a written opinion, dated January 27, 2008, to the effect that, as of that date and based on and subject to the various assumptions and limitations described in the opinion, the aggregate consideration of $11.00 per share in cash to be received pursuant to the Merger Agreement by the holders of the Company’s common stock (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of the written opinion of Blackstone, dated January 27, 2008, which sets forth the assumptions made, procedures followed, matters considered and the qualifications and limitations on the scope of the review undertaken in connection with the Blackstone opinion, is attached to this statement as Annex II and is incorporated herein by reference. Neither the Special Committee nor the Quadra Board took any action with respect to the Parent proposal or the Merger Agreement but agreed to meet on Monday, January 28, 2008 at 5:00 p.m. Eastern Standard Time to consider approving the Merger Agreement if Hypo Holding delivered the binding offer letter requested. Finally, the Independent Directors directed Mr. Mundheim to call Mr. Glynn and inform him that Hypo Holding had a deadline of 5:00 p.m. Eastern Standard Time on Monday, January 28, 2008 to notify the Quadra Board that it had signed a binding offer letter or was prepared to sign a definitive agreement. Certain Independent Directors indicated that if by the deadline no firm offer was delivered, they intended to resign from the Quadra Board. They asked Mr. Mundheim to communicate that information to Mr. Glynn.

Later in the day on January 27, 2008, Mr. Mundheim called Mr. Glynn and informed him that the Independent Directors had instructed him to notify Mr. Glynn that Hypo Holding faced a 5:00 p.m. Eastern time deadline on Monday, January 28, 2008 to deliver a binding offer letter and that three members of the Quadra Board had indicated that they would resign if that letter was not received.

On January 28, 2008, Clifford Chance contacted Bass Berry and asked if the Quadra Board would execute the Merger Agreement with a modification to certain disclosures in the disclosure schedules pertaining to the Wachovia Facility which allocated a greater portion of the risk of a default in the Wachovia Facility to the Company. Bass Berry informed Clifford Chance that it would discuss this proposed change with the Independent Directors. After discussing the proposed change individually with each Independent Director, Bass Berry informed Clifford Chance that it believed the Independent Directors would approve the Merger Agreement with that change and a further change, requested by Parent, eliminating any indemnification obligation of Parent to any director who voluntarily resigned other than by reason of death, disability or physical inability prior to completion of the tender offer contemplated by the Merger Agreement. Bass Berry and Clifford Chance continued working on the Merger Agreement so that it would be ready for execution shortly after the Board’s 5:00 p.m. meeting.

The Quadra Board had a telephonic meeting at 5:00 p.m. Eastern Standard Time on January 28, 2008. Bass Berry and Blackstone were present, and the Hypo-Affiliated Directors were not present. Bass Berry advised the Independent Directors of their fiduciary duties in considering the proposed Merger Agreement. Mr. Mundheim asked Blackstone to provide an update with respect to its solicitation of competing proposals, and Blackstone reported that shortly before the meeting began, it had received a written indication of interest from an interested third party to effect a stock-for-stock merger with the Company at a price of approximately $9.00 per share of Quadra Common Stock, with appropriate collars. The Special Committee noted that the indication of interest was substantially lower than the price offered by Parent in the proposed merger agreement. Bass Berry then made a presentation to the Independent Directors with respect to the terms and conditions of the Merger Agreement, placing particular emphasis on the provisions that had changed since the Independent Directors had considered the Merger Agreement on January 19, 2008. Bass Berry informed the Independent Directors that Hypo Holding had agreed to stand behind the indemnification provisions in the Merger Agreement except to the extent a director voluntarily resigned prior to closing of the tender offer other than by reason of death, disability or physical inability. Blackstone stated that it had no knowledge of any facts that had arisen since the delivery of its fairness opinion on January 27, 2008 to cause it to withdraw or modify its opinion. After hearing from its advisors and discussing the proposed terms and conditions of the Merger Agreement, the Special Committee unanimously recommended that the Quadra Board approve the Merger Agreement and the transactions contemplated thereby and recommend that stockholders of the Company validly tender their shares of the Company’s common stock pursuant to the tender offer described in the Merger Agreement and otherwise vote to approve any merger transaction for which their approval is required pursuant to the Merger Agreement. After receiving the recommendation of the Special Committee, the Quadra Board (by unanimous vote of the Independent Directors but with the Hypo-Affiliated Directors not present or otherwise participating in the vote) resolved that the Merger Agreement and transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, approved the execution and delivery of the Merger Agreement and recommended that the stockholders of the Company tender their shares of the Company’s common stock pursuant to the tender offer described in the Merger Agreement and otherwise vote to approve any merger transaction for which their approval is required pursuant to the Merger Agreement. The transaction was announced before the markets opened for trading on Tuesday, January 29, 2008.

Reasons for the Recommendation of the Special Committee and the Quadra Board.

In evaluating the Merger and the Merger Agreement, the Special Committee and the Quadra Board (excluding the Hypo-Affiliated Directors) received information from the Company’s executive officers and consulted with the Special Committee’s legal counsel and financial advisor and, in reaching the recommendation described in this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Special Committee and the Quadra Board (excluding the Hypo-Affiliated Directors) considered a number of factors, including the following:

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Special Committee and the Quadra Board considered the Company’s financial plan and prospects if it were to remain an independent company and the Company’s short-term and long-term capital needs. The Special Committee and the Quadra Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Special Committee and the Quadra Board considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s business plans, capital needs and prospects unless the Shares were acquired for cash. These risks and uncertainties included the risks outlined below as well as the other risks and uncertainties discussed in the Company’s filings with the SEC:

•	The Company’s original business model is not currently sustainable because of the closure of the CDO market, the overall disruption in the credit markets, generally, and the increased potential cost of long-term capital;

•	The cost of any long-term credit, including a renegotiated term credit facility with Wachovia, would likely be very high;

•	Any alternative involving the liquidation and/or sale of existing assets carries a high risk of not producing cash quickly enough to allow the Company to meet its obligation to repurchase loans from Wachovia on the stated repurchase dates pursuant to the Wachovia Facility. In addition, liquidity projections for 2008 created the risk that the Company’s 2007 audited financial statements would carry a going-concern qualification, which would be an event of default under the Wachovia Facility.

•	Parent is the prospective buyer with the lowest cost of capital together with the highest knowledge of the portfolio and the greatest ability to realize the greatest synergies from the transaction and, therefore, likely able to pay a higher price than other prospective buyers;

•	Blackstone has been in communication with other prospective buyers since December 19, 2007 and has not received any indication that any other prospective buyer is or will likely be interested in paying a price as high as Hypo Holding has offered for the Company’s outstanding stock;

•	The issuance of equity would likely be at a price that would be highly dilutive to existing stockholders; and

•	Credit market dislocation in Europe is likely to continue to worsen and Hypo Holding could experience future credit losses that could inhibit its ability to acquire the Company at a later time;

•	Strategic Alternatives. The Special Committee and the Quadra Board considered trends in the commercial mortgage REIT industry and the strategic alternatives available to the Company, including remaining an independent public company, obtaining an extension of or replacement for the Wachovia Facility and providing for an orderly liquidation of its loan portfolio, potential transactions with other companies in the industry, as well as the risks and uncertainties associated with such alternatives.

•	Transaction Financial Terms; Premium to Market Price. The Special Committee and the Quadra Board considered the relationship of the Offer Price to the market prices of the Shares. In light of the Company’s activities to date, the fact that no other person has expressed serious interest in acquiring the Company for a higher price, and the fact that Parent is in the best position to realize synergies in the acquisition of the Company and, therefore, likely able to provide the best offer, the Special Committee and the Quadra Board determined that the Offer Price and Merger Consideration to be paid in the Offer and the Merger represented the best per share price currently obtainable for the Company’s stockholders. In making that determination, the Special Committee and the Quadra Board considered that the Offer Price and Merger Consideration, respectively, represent a premium of an approximately 38% to the closing price of the Quadra Common Stock on the New York Stock Exchange on January 28, 2008 (the date immediately preceding the date on which the transaction was announced) and an approximately 41% premium to the average closing price of the Quadra Common Stock for the 30 trading days ending on such date.

•	Ability to Seek Alternative Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Special Committee and the Quadra Board considered the fact that Blackstone began soliciting indications of interest to acquire the Company on December 19, 2007, as well as the provisions in the Merger Agreement which contains a 30-day “go shop” provision, beginning on the date of the Merger Agreement, pursuant to which the Company is permitted to solicit, encourage, or facilitate proposals for a competing transaction from third parties (a “Competing Proposal”). The period commenced on January 28, 2008 and continues until February 27, 2008 (the “Go Shop Period”). Within two days after the end of the Go-Shop Period, the Company must identify to the Purchaser any third parties from whom the Company has received a Competing Proposal, or whom the Quadra Board determines in good faith could reasonably be expected to make a Competing Proposal, that would be superior from a financial point of view to the Offer and the Merger (an “Excluded Party”). The Purchaser has the right to receive notice of, and to negotiate and match the terms of, any Competing Proposal made by a third party that the Quadra Board determines in its good faith judgment is superior from a financial point of view to the transaction contemplated by the Merger Agreement (a “Superior Proposal”). Following the completion of the Go-Shop Period, the Company is bound by a “no-shop/no-talk” clause which limits its ability to solicit or encourage competing bids and to provide information to prospective bidders. The no-shop provision is subject to provisions that allow the Company to (a) furnish information to, and enter into negotiations with any Excluded Party that constitutes, or could reasonably be expected to lead to, a Superior Proposal and (b) provide information and participate in discussions with respect to any unsolicited third-party proposals after the Go-Shop Period expires that the Quadra Board, upon the recommendation of the Special Committee, believes in good faith to be bona fide and determines in good faith, after consultation with advisors, could reasonably be expected to result in a Superior Proposal.

•	Termination Fee Provisions. The Merger Agreement contains certain termination rights of the Company or Parent. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee of

$8.9 million in cash (the “Break-Up Fee”). If the Company terminates the Merger Agreement on or prior to the sixth business day following the end of the Go-Shop Period (unless such date is tolled in accordance with the Merger Agreement) in connection with a Superior Proposal made by an Excluded Party, the Company will be required to pay Parent a termination fee of $3.7 million in cash (the “Excluded-Party Break-Up Fee”) upon consummation of the Superior Proposal. If the Merger Agreement is terminated by the Company in connection with a Superior Proposal involving the payment of all cash for 100% of the shares of the Quadra Common Stock and having terms otherwise substantially similar to the Merger Agreement (including expected timing), Parent has agreed to take all actions necessary to cause the transaction contemplated by the Superior Proposal to be consummated including, among other things: (i) voting the Shares owned by Parent or its affiliates in favor of such transaction; (ii) tendering shares into any tender offer; and (iii) reducing the termination fee on the Management Agreement between the Company and Parent by 50%. The Special Committee and the Quadra Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a deterrent to competing offers that might be superior to the Offer Price and the Merger Consideration. The Special Committee and the Quadra Board considered that the termination fee of $8.9 million was equal to approximately 3% of the Company’s total value of the transaction (including Quadra Shares owned by Parent and its affiliates) and that the termination fee of $3.7 million was equal to approximately 1.25% of the Company’s total value of the transaction, which the Special Committee and the Quadra Board believed to be a reasonable fee to be paid to Parent should a superior offer be accepted by the Company and not a fee that would deter superior efforts.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Special Committee and the Quadra Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the nature of the conditions in the Merger Agreement to the obligation of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on Parent’s ability to secure financing.

•	Cash Consideration; Certainty of Value. The Special Committee and the Quadra Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other consideration.

•	Timing of Completion. The Special Committee and the Quadra Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders would receive the same consideration as received by stockholders who tender their Shares in the Offer. The Special Committee and the Quadra Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Opinion of the Special Committee’s Financial Advisor. The presentation of Blackstone (including an independent consideration by the Special Committee of many of the factors identified in the presentation and a review of the assumptions and methodologies underlying the analyses in connection therewith) and the opinion of Blackstone, delivered orally to the special committee on January 27, 2008, and subsequently confirmed in writing, that the aggregate consideration of $11.00 per Share in cash to be received by holders of Shares, other than Parent and its affiliates, pursuant to the Offer, the Merger and the Dividend was fair to such holders from a financial point of view. The full text of the written opinion of Blackstone, dated January 27, 2008, which sets forth the assumptions made, procedures followed, matters considered and the qualifications and limitations on the scope of the review undertaken in connection with the Blackstone opinion, is attached to this Schedule 14D-9 as Annex II and is incorporated herein by reference. Blackstone provided its presentation and opinion for the information and assistance of the Special Committee in connection with its evaluation of the Offer and the Merger. The Blackstone opinion is not a recommendation as to how any stockholder should vote or act with respect to the Offer, the Merger or any other matter. For a further discussion of the Blackstone opinion, see “Item 8. Additional Information — Opinion of the Special Committee’s Financial Advisor” below.

The Special Committee and the Quadra Board (excluding the Hypo-Affiliated Directors) also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•	Failure to Close. The Special Committee and the Quadra Board considered that the Parent’s and Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Special Committee and the Quadra Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of business partners and that the trading price of the Shares could be adversely affected. The Special Committee and the Quadra Board considered that, in that event, it would be unlikely that another party would be interested in acquiring the Company. The Special Committee and the Quadra Board also considered the fact that, if the Offer and Merger are not consummated, the Company’s directors and officers will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

•	Public Announcement of the Offer and Merger. The Special Committee and the Quadra Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including the effect on the status of the Wachovia Facility, including the possibility that Wachovia would accelerate obligations owed by the Company under the Wachovia Facility, the effects on the Company’s operations and stock price and the Company’s ability to retain its executive officers. The Special Committee and the Quadra Board also considered the effect of these matters on Parent and the risks that any adverse reaction to the transactions contemplated by the Merger Agreement could adversely affect Parent’s willingness to consummate the transactions contemplated by the Merger Agreement.

•	Pre-Closing Covenants. The Special Committee and the Quadra Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Special Committee and the Quadra Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it might otherwise pursue.

•	Cash Consideration. The Special Committee and the Quadra Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company’s stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Tax Treatment. The Special Committee and the Quadra Board considered the fact that gains from this transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes and that capital losses may not be deductible immediately or in the future (to the extent stockholders do not have sufficient future capital gains) and may be carried over by corporate taxpayers for a limited period of time.

•	Potential Conflicts of Interest. The Special Committee and the Quadra Board was aware of the potential conflicts of interest between the Company, on the one hand, and Parent, Purchaser and certain of the Company’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described in Item 3 above.

The Special Committee and the Quadra Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks of the Offer and the Merger and provide the maximum value to stockholders.

The foregoing discussion of information and factors considered by the Special Committee and the Quadra Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee and the Quadra Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Special Committee and each Independent Director applied his own personal business judgment to the process and may have given different weight to different factors.

Intent to Tender

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer, director, affiliate (other than Parent and Purchaser) and subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than any Shares that if tendered would cause him, her or them to incur liability under the short-swing profits recovery provisions of the Exchange Act. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated November 29, 2007, the Special Committee engaged Blackstone to act as its financial advisor in connection with the contemplated transactions. Pursuant to the terms of this engagement letter, the Company has agreed to pay Blackstone a fee of $1,500,000 upon the rendering by Blackstone of its opinion as to the fairness, from a financial point of view, of the consideration to be received pursuant to the Merger Agreement; and, upon the consummation of a transaction, a fee equal to $2,500,000, net of any fees previously paid to Blackstone pursuant to the transaction. Blackstone is also entitled to reimbursement by the Company of its reasonable expenses, including reasonable fees and disbursements of legal counsel. The Company has agreed to indemnify and hold harmless Blackstone and its affiliates and their respective directors, officers, employees, agents and controlling persons from and against any and all losses, claims, damages and liabilities arising out of or in connection with its engagement or the proposed transaction.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below, no transactions in Shares have been effected during the 60 days prior to the date of the Merger Agreement by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company:

•	Lawrence A. Weinbach, a director of the Company, received a grant of 133.22 Stock Units on November 30, 2007, 3,109.46 Stock Units on January 2, 2008 and 281.86 Stock Units on January 16, 2008, pursuant to the Company’s Independent Director Deferred Compensation Plan.

•	Robert H. Mundheim, a director of the Company, received a grant of 133.22 Stock Units on November 30, 2007, 3,109.46 Stock Units on January 2, 2008 and 281.86 Stock Units on January 16, 2008, pursuant to the Company’s Independent Director Deferred Compensation Plan.

•	Thomas F. McDevitt, a director of the Company, received a grant of 66.61 Stock Units on November 30, 2007, 1,554.73 Stock Units on January 2, 2008 and 140.93 Stock Units on January 16, 2008, pursuant to the Company’s Independent Director Deferred Compensation Plan.

•	Ronald M. Stuart, a director of the Company, received a grant of 106.57 Stock Units on November 30, 2007, 2,487.57 Stock Units on January 2, 2008 and 225.49 Stock Units on January 16, 2008, pursuant to the Company’s Independent Director Deferred Compensation Plan.

•	Robert R. Glauber, a director of the Company, received 1,554 shares of the Company’s common stock on January 2, 2008, which represents a portion of his director fee paid by the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Quadra Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

Appraisal Rights

Holders of Shares are not entitled to dissenting stockholders’ appraisal rights or other similar rights in connection with the Offer, and the Company expects that Shares will not be entitled to dissenting stockholders’ appraisal rights or other similar rights in connection with the Merger. The MGCL does not provide appraisal rights or other similar rights to stockholders of a corporation in connection with a merger if the shares of the corporation are listed on a national securities exchange on the record date for determining stockholders entitled to vote on the merger, or with respect to a “short form” merger, if the shares of the corporation are listed on a national securities exchange on the date on which notice is given. The Shares are listed on the NYSE, which is a national securities exchange, and the Company is hereby delivering notice pursuant to Section 3-106(d) of the MGCL of the proposed Merger of Purchaser with and into the Company, with the Company surviving the Merger, conditioned upon the ownership by Purchaser of 90% or more of the outstanding Shares as of the time of acceptance for record of the articles of merger with the State Department of Assessments and Taxation of Maryland. In addition, the Company’s charter specifically states that no stockholder will have appraisal rights.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that further investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. Only transactions that meet certain thresholds regarding the size of the parties and size of the transaction require an HSR notification. The aggregate value of the non-exempt assets being acquired pursuant to the Offer does not meet the size of the transaction test. In addition, various exemptions to the reporting requirements, some of which apply to the Offer, are set forth in the HSR Act and the rules promulgated by the FTC thereunder. Pursuant to the applicable rules exempting certain acquisitions of securities, the Offer does not require the filing of an HSR pre-merger notification and report form.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Vote Required to Approve the Merger; Short Form Merger

The Quadra Board (without participation of the Hypo-Affiliated Directors) has approved the Offer, the Merger and the Merger Agreement in accordance with the MGCL. Under Section 3-106 of the MGCL, if Purchaser acquires, pursuant to the Offer or otherwise, a number of Shares representing at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, a number of Shares representing less than 90% of the outstanding Shares, the affirmative vote of the holders of a number of Shares representing a majority of the outstanding Shares will be required under the MGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a number of Shares representing a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company. As described below, the Company has granted an option to Purchaser to purchase additional Shares if, after the exercise of the option, Purchaser would hold enough shares to effect a short form merger pursuant to Section 3-106 of the MGCL.

Top-Up Option

Subject to the terms of the Merger Agreement, the Company has granted the Purchaser an assignable and irrevocable option to purchase from the Company, at a per share price equal to the Offer Price, that number of newly-issued Shares that is equal to one Share more than the number of Shares needed to give the Purchaser ownership of more than 90% of the number of Shares of the Company then outstanding on a fully diluted basis. This “top-up” option is exercisable only if, among other things, the issuance of Shares pursuant to the exercise of such “top-up” option would not require approval of the Company’s stockholders under applicable law and the Minimum Condition (as defined in the Merger Agreement) is satisfied.

The top-up option may be exercised by Purchaser, in whole but not in part, at any time on or after the Acceptance Date and on or prior to the fifth business day after such date or the expiration date of any subsequent offering period, in compliance with applicable law any applicable securities exchange listing rules and regulations. The Purchaser may pay the exercise price for the “top-up” option, at its election, either in cash or by delivering to the Company a promissory note having a principal amount equal to the exercise price (or by a combination of these methods). The foregoing summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008 and is incorporated herein by reference.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Quadra Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Legal Proceedings

On February 7, 2008, a purported class-action lawsuit captioned Swope et al. v. Quadra Realty Trust, et al., was filed in New York State Supreme Court in the County of New York. The lawsuit names as defendants Quadra Realty Trust, Inc. and each member of the Quadra Board, Robert H. Mundheim, Juergen Fenk, Evan F. Denner, Robert R. Glauber, Thomas F. McDevitt, Bettina von Oesterreich, Ronald M. Stuart, and Lawrence A. Weinbach. The complaint alleges, among other things, that the defendants breached their fiduciary duties owed to the Company’s stockholders in connection with, among other things, the Company’s entry into the Merger Agreement. The complaint alleges that the members of the Quadra Board violated their fiduciary duties to take all necessary steps to ensure that the stockholders receive the maximum value for their shares and to provide stockholders with full and ample disclosure concerning the Merger Agreement’s material terms. The complaint seeks class certification of the lawsuit, a declaration that the proposed merger transaction is unfair, unjust and inequitable, that the Merger Agreement was entered into in breach of the fiduciary duties of the defendants, and an injunction preventing the defendants from proceeding with the Merger at a price that is allegedly not fair and equitable. The complaint also seeks compensation for all losses and damages as a result of the action and transaction complained of, including attorneys’, accountants’, and experts’ fees.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Blackstone, by agreement dated November 29, 2007, to provide it with financial advisory services in connection with the Special Committee’s consideration of strategic alternatives available to the Company. The Special Committee selected Blackstone to act as its financial advisor based on Blackstone’s qualifications, expertise, and reputation as a financial advisor to special committees. At the meeting of the Special Committee on January 27, 2008, Blackstone rendered its oral opinion, subsequently confirmed in writing, that as of January 27, 2008, the aggregate consideration of $11.00 per Share in cash to be received by holders of Shares, other than Parent and its affiliates, pursuant to the Offer, the Merger and the Dividend was fair to such holders from a financial point of view.

The full text of the written opinion of Blackstone, dated as of January 27, 2008, is attached to this statement as Annex II and is incorporated herein by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in connection with the Blackstone opinion. You are encouraged to read the entire opinion carefully. Blackstone’s opinion is directed to the Special Committee and addresses only the fairness as of the date of the opinion, from a financial point of view, of the aggregate consideration of $11.00 per share cash consideration to be received by the holders of shares of Quadra Common Stock, other than Parent and its affiliates, pursuant to the Offer, the Merger and the Dividend. Blackstone’s opinion does not address any other aspects of the Merger Agreement or the transactions contemplated thereby. The opinion, and the other views and analysis of Blackstone referenced throughout this Schedule 14D-9, do not constitute a recommendation as to how any stockholder should vote or act with respect to the Offer, the Merger or any other matter. The summary of the opinion of Blackstone set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Blackstone, among other things:

•	reviewed certain publicly available information concerning the business, financial condition and operations of the Company that Blackstone believed to be relevant to its inquiry;

•	reviewed certain internal information concerning the business, financial condition and operations of the Company that Blackstone believed to be relevant to its inquiry;

•	reviewed certain internal financial analyses relating to the Company prepared by, and furnished to Blackstone by, the Company;

•	reviewed analyses relating to certain of the Company’s investments prepared by, and furnished to Blackstone by, the Company;

•	held discussions with members of the Company concerning the Company’s business, operating environment, financial condition, prospects and strategic objectives;

•	reviewed the publicly reported historical prices and trading activity of the Quadra Common Stock;

•	reviewed publicly available financial and stock market data with respect to certain other companies in lines of businesses Blackstone believed to be generally comparable to those of the Company;

•	reviewed the publicly available financial terms of a recent unsolicited offer for a comparable U.S. company;

•	reviewed the January 25, 2008 draft of the merger agreement;

•	reviewed the premiums paid on certain recent acquisitions of U.S. companies, the securities of which were publicly traded;

•	performed discounted cash flow analyses utilizing certain pro forma financial information prepared by, and furnished to Blackstone by, the Company;

•	compared certain financial information for the Company with similar public information for certain other comparable companies, the securities of which are publicly traded;

•	reviewed the results of Blackstone’s efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of the Company; and

•	participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors.

In preparing its opinion, Blackstone relied, without assuming responsibility or liability for independent verification, upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to Blackstone by or on behalf of the Company or otherwise discussed with or reviewed by or for Blackstone. With respect to financial and other projections and pro forma financial information prepared by the Company and the assumptions underlying those projections and such pro forma information, Blackstone assumed that they were reasonably prepared and represented the Company’s best estimates and judgments as of the date of their preparation and Blackstone assumed no responsibility for, and expressed no opinion as to, such analyses or forecasts or the assumptions on which they are based. In preparing its opinion, Blackstone further relied upon the assurances of the Company that it was not aware of any facts that would make the information provided by them to Blackstone inaccurate, incomplete or misleading. Blackstone also assumed that the definitive Merger Agreement would not differ in any respect material to Blackstone’s analysis from the draft thereof furnished to Blackstone.

In preparing its opinion, Blackstone was not asked to undertake, and did not undertake, an independent verification of any information, nor was Blackstone furnished with any such verification, and Blackstone did not conduct a physical inspection of any of the Company’s properties or assets. Except to the extent described below, Blackstone did not make any independent evaluation or appraisal of the assets and liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company, nor did Blackstone obtain any such appraisals.

In preparing its opinion, Blackstone assumed that the consummation of the Offer and the Merger, including the declaration and payment of the Dividend, will be effected in accordance with the terms and conditions of the Merger Agreement and that, in the course of obtaining the necessary regulatory or third party approvals, agreements or consents for such transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of such transactions material to Blackstone’s analyses. Blackstone is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.

Blackstone’s opinion addressed only the fairness, from a financial point of view, to the holders of Shares, other than Parent and its affiliates, of the aggregate consideration per Share in cash to be received by such holders pursuant to the Offer, the Merger and the Dividend. Blackstone’s opinion did not address any other aspect or implication of the Merger Agreement or the transactions contemplated thereby or any other agreement, arrangement or understanding entered into in connection with such transactions or otherwise. Blackstone expressed no opinion as to the fairness of the amount or nature of the compensation to any of the Company’s officers or directors, or class of such persons, relative to the compensation to the public shareholders (other than Parent and its affiliates). Blackstone did not express any opinion as to the impact of the Offer, the Merger and the Dividend on the solvency or viability of the Company or the ability of the Company to pay its obligations when they become due.

Blackstone’s opinion did not address the relative merits of the Offer, the Merger and the Dividend as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to enter into the Merger Agreement or consummate the transactions contemplated thereby. In addition, Blackstone’s opinion did not address the fairness to, or any consideration of, the holders of any class of securities, creditors or other constituencies of the Company other than the holders of Shares (other than Parent and its affiliates).

Blackstone’s opinion was necessarily based upon information made available to Blackstone, and on market, economic, financial and other conditions as they existed and could be evaluated, as of January 27, 2008. Events occurring after such date may affect Blackstone’s opinion and the assumptions used in preparing it, and Blackstone did not assume any responsibility to update, revise or reaffirm its opinion. Blackstone’s opinion was approved by a fairness committee of Blackstone.

Blackstone is an internationally recognized financial advisory firm. Blackstone, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions and restructurings, and valuations for corporate and other purposes. In addition, Blackstone and its affiliates may in the ordinary course of business actively trade or hold the securities of the Company for their own account or for others and may at any time hold a long or short position in such securities.

Under the terms of Blackstone’s engagement letter, the Company has agreed to pay Blackstone certain fees, substantially all of which are payable upon consummation of any substantial transaction or series of transactions involving the Company, including the Offer and the Merger. These fees include: an opinion fee of $1,500,000, which was earned at the time Blackstone rendered its opinion; and an additional fee of $1,000,000, which will be due upon consummation of the Merger. The Company has also agreed to reimburse Blackstone for certain of its expenses, including attorneys’ fees, incurred in connection with its engagement and to indemnify Blackstone, its affiliates, their respective partners, members, officers, directors, employees and agents and each person, if any, controlling Blackstone or any of its affiliates against certain liabilities and expenses relating to, arising out of or in connection with its engagement and any related transactions.

Financial Analyses of Blackstone

The following is a summary of the material analyses performed by Blackstone in connection with the Blackstone opinion. The following summary does not purport to be a complete description of the financial analysis performed by Blackstone, nor does the order of analysis described represent relative importance or weight given to those analysis by Blackstone. In connection with arriving at its opinion, Blackstone did not attribute any particular weight to any analysis described below. Some of these summaries of financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Blackstone’s financial analysis. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 25, 2008 and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis — Loan-by-Loan.

As the Company’s management had not prepared detailed valuation models or financial projections that, in either case, extend beyond 2008, Blackstone performed a loan-by-loan discounted cash flow (“DCF”) analysis, which attempts to provide insight into the present value of a company’s common shares as a function of the company’s future cash flows. In the DCF analysis, each loan was discounted at a rate of 30-day LIBOR plus a range of estimated interest rate spreads over varying durations. Generally, the degree of interest rate spread widening assumed for loans was segmented into three categories:

•	loans currently held for sale were assigned spread widening estimates of approximately 50 to 250 basis points;

•	loans that either the Company’s management or Blackstone believed may have greater potential for credit impairment were assigned spread widening estimates that varied significantly among individual loans based on stress testing and market dynamics; and

•	mezzanine, bridge and construction loans located in stronger residential real estate markets were assigned spread widening estimates of approximately 200 to 400 basis points based on Wall Street estimates of the widening in commercial mortgage-backed securities floating rate spreads for securities with a BBB rating from the date each loan was initially funded to the date of the opinion.

The valuation impact of spread widening was calculated on the basis of implied discounts to current book value, which includes a discount on both balances that were drawn at December 31, 2007 and on commitments to fund future amounts at below-market spreads.

In performing the DCF analysis, Blackstone created two cases based on a review of the Company’s loans and guidance provided by the Company’s management. In creating the first case, which is referred to in this section as the “Base Case,” Blackstone assumed that:

•	each loan matured as scheduled in its governing contract, with each loan that contained an option to extend being extended for one extension period. This analysis implied that the Company’s loan portfolio has a weighted average pre-extension maturity of 1.54 years and a weighted average extended maturity of 2.32 years, where the weighted average was calculated on the basis of the total dollars committed to each loan;

•	extension fees ranging from 0.125% to 0.5% of the entire committed balance of the extended loan were assessed, per the terms of the loan agreements;

•	interest rate spreads widened by an average of 314 basis points; and

•	65% of the Company’s undrawn commitments as of December 31, 2007 were funded, on average, at 42% of the time interval between December 31, 2007 and the loan’s initial pre-extension maturity (0.65 years).

In creating the second case, which is referred to in this section as the “Upside Case,” Blackstone applied to the Base Case management’s 2008 liquidity assumptions and management’s view that construction loan spread widening has been less severe than spread widening with respect to other, more junior tranches of debt securities. More specifically, Blackstone assumed that:

•	the loans related to the following properties were repaid in full on the initial scheduled maturity date without being extended: 900 Biscayne (Miami, FL), Trump International (Las Vegas, NV), 200 West End Ave (New York, NY), Snowmass Village — Land Portion (Snowmass, CO), Riverside H (New York, NY) and 2075 Broadway (New York, NY);

•	the loan related to the Trump Waikiki (Waikiki, HI) property was 51% syndicated in February 2008;

•	the Tranche A loan related to the W Miami Beach (Miami, FL) property was 100% syndicated in March 2008;

•	every other loan matured as scheduled in its governing contract, with each loan that contained an option to extend being extended for one extension period;

•	there would be limited interest rate spread widening on the loans related to the following properties: W Miami Beach, Tranches A and B (Miami, FL), Trump International (Las Vegas, NV), Colonie Center (Albany, NY), Camelback (Phoenix, AZ), The Edge, Tranches B-1 and B-2 (New York, NY), 86th Street and 3rd Avenue (New York, NY), 2075 Broadway (New York, NY) and 1110 Park Avenue (New York, NY); and

•	extension fees ranging from 0.125% to 0.5% of the entire committed balance of the extended loan were assessed, per the terms of the loan agreements.

These changes resulted in an assumption that interest rate spreads widened by an average of 278 basis points. Taking into account the above described assumptions, this analysis implied that the Company’s loan portfolio has a weighted average pre-extension maturity of 1.43 years and a weighted average extended maturity of 2.02 years, where the weighted average was calculated on the basis of the total dollars committed to each loan, and that 44% of the Company’s undrawn commitments as of December 31, 2007 were funded, on average, at 42% of the time interval between December 31, 2007 and the loan’s initial pre-extension maturity (0.60 years).

In creating each case, based on the guidance of the Company’s management, Blackstone assumed that no credit impairments existed and that no liquidity issues for the Company were imminent as a result of the potential repurchase of loans currently encumbered by the Wachovia Facility, and that the Company would have transaction fees of $7.5 million, fully-burdened annual operating expense of $11.46 million and pro forma annual operating expense of $7.8 million. Fully-burdened operating expenses were calculated on the basis of the Company’s actual 2007 annualized fully-burdened operating expenses, including total management fees and stock-based compensation awarded to officers and directors of the Company, assuming that such expenses were incurred for a period of time equal to the loan portfolio’s weighted average extended maturity, and then discounted to present value at 8%. The intent in using fully-burdened operating expenses was to reflect a valuation of the expense that the Company would occur on a stand-alone basis. Pro forma operating expenses were calculated on the same basis as the fully-burdened operating expenses, but were adjusted to exclude all stock-based compensation and 50% of all management fees. The intent in using pro forma operating expenses was to reflect a valuation of the cash expense that the Company may incur without regard for contractually mandated management fees.

Using fully-burdened operating expenses, the Base Case DCF analysis implied a valuation range of $9.92 to $12.19 per share of Quadra Common Stock, assuming an extended portfolio duration of 1.70 years to 2.90 years, and implied a loan portfolio discount of 2.35% to 11.07% to the portfolio’s carrying value as of December 31, 2007, while the Upside Case DCF analysis implied a valuation range of $10.85 to $12.56 per share of Quadra Common Stock, assuming an extended portfolio duration of 1.50 years to 2.50 years, and implied a loan portfolio discount of 1.36% to 7.93% to the portfolio’s carrying value as of December 31, 2007. Using pro-forma operating expenses, the Base Case DCF analysis implied a valuation range of $10.21 to $12.48 per share of Quadra Common Stock, assuming an extended portfolio duration of 1.70 years to 2.90 years, and implied a loan portfolio discount of 2.35% to 11.07% to carrying value, while the Upside Case DCF analysis implied a valuation range of $11.10 to $12.82 per share of Quadra Common Stock, assuming an extended portfolio duration of 1.50 years to 2.50 years, and implied a loan portfolio discount of 1.36% to 7.93% to carrying value.

Public Comparable Companies Analysis.

Blackstone performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies. Blackstone reviewed certain financial information of the Company with publicly available financial and stock market information and research equity analysts reports for five publicly traded commercial mortgage real estate investment trusts that, based on its experience, Blackstone considered, for purposes of this analysis, to be relevant to the analysis of the Company. The five public companies used in this analysis were:

•	Gramercy Capital Corp.

•	Northstar Realty Finance Corp.

•	CBRE Realty Finance, Inc.

•	JER Investors Trust Inc.

•	Arbor Realty Trust Inc.

For purposes of this analysis, Blackstone analyzed the following metrics for comparison purposes:

•	2007 actual and 2008 estimated dividend yields, excluding any special one-time dividends;

•	the ratio of price per share to 2007 estimated and 2008 estimated adjusted funds from operations, defined as net income, excluding gains/losses from debt restructurings and sales of properties, plus real estate related depreciation and amortization and adjustments for unconsolidated partnerships, joint ventures and non-cash equity compensation; in the cases of Gramercy Capital Corp. and JER Investors Trust Inc., adjusted funds from operations were not publicly available, so Blackstone conducted its analysis based on funds from operations;

•	the ratio of price per share to 2007 estimated and 2008 estimated book value of equity; and

•	the ratio of price per share to 2007 estimated and 2008 estimated earnings per share (EPS).

Based on this analysis, Blackstone observed the following:

							Price/
			Adjusted Funds				Book Value
	Dividend Yield		From Operations				of Equity				Earnings per Share
	2007A	2008E	2007E		2008E		2007E		2008E		2007E		2008E

High	17.3%	17.1%	7.5	x	9.3	x	1.2	x	1.1	x	13.2	x	10.5	x
Mean	14.9%	15.2%	6.7	x	6.9	x	1.0	x	0.9	x	7.1	x	8.4	x
Median	15.1%	15.6%	7.0	x	6.6	x	0.9	x	1.0	x	5.6	x	7.9	x
Low	10.8%	11.6%	5.5	x	5.2	x	0.6	x	0.6	x	4.1	x	6.1	x

Based on the analysis of the relevant metrics for each of the selected companies, Blackstone selected the mean percentages or financial multiples for the selected companies and applied these percentages or financial multiples to the relevant Quadra financial statistic using Wall Street consensus research estimates of the Company’s 2007 and 2008 performance. This resulted in an implied per share value range of $7.31 to $13.51 per share of Quadra Common Stock. Blackstone observed that the aggregate consideration per share to be received by holders of Quadra Common Stock was $11.00.

No company used in the comparable company analysis is identical or directly comparable to the Company or its business. In evaluating the selected companies, Blackstone made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Premiums Paid Analysis.

Blackstone performed a premiums paid analysis based upon the premiums paid in 109 precedent cash acquisitions of U.S. publicly-traded companies with market capitalizations of between $200 million and $500 million that had been successfully completed since January 2005. Blackstone analyzed the transactions to determine the premium paid for the target company as determined using the closing stock price on the date that was one day, one week and one month prior to the deal announcement. Based on this analysis, Blackstone observed the following:

	Premium to Closing Share Price Prior to Announcement
	1 Day	1 Week	1 Month

Mean	23.3%	24.4%	28.2%
Median	20.5%	21.8%	26.7%

Based on this premiums paid analysis, Blackstone utilized the median of the 1 month premium valuation of 26.7% and applied it to the high ($8.65) and low ($6.76) closing prices of the Quadra Common Stock over the 30-day trading period ending on January 25, 2008. This resulted in an implied per share equity value range of $8.57 to $10.96 per share of Quadra Common Stock. Blackstone observed that the aggregate consideration per share to be received by holders of Quadra’s common stock was $11.00.

No company used in the premiums paid analysis is identical or directly comparable to the Company or its business. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Quadra was compared.

Recent Trading History.

Blackstone observed that low closing price of Quadra Common Stock over the 30-day trading period ending on January 25, 2008 was $6.76, while the high closing price during the same period was $8.65. Blackstone observed that the aggregate consideration per share to be received by holders of Quadra Common Stock was $11.00.

Miscellaneous.

In connection with the review of the Offer and the Merger by the Special Committee, Blackstone performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Blackstone considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Blackstone believed that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying the analyses and opinions. In addition, Blackstone may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Blackstone’s view of the actual value of the Company or its business. In performing its analyses, Blackstone made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Blackstone’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Blackstone conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view, as of January 27, 2008, of the aggregate consideration per Share to be received by holders of Shares, other than Parent and its affiliates, pursuant to the Offer, the Merger and the Dividend and in connection with the delivery of its opinion dated January 27, 2008 to the Special Committee. These analyses do not purport to be appraisals or to reflect the prices at which shares of Quadra Common Stock might actually trade.

The aggregate consideration to be paid pursuant to the Offer, the Merger and the Dividend was determined through negotiations between the Company and Parent and was recommended by the Special Committee for approval by the Quadra Board and approved by the Quadra Board (without the participation of the Hypo-Affiliated Directors). Blackstone provided advice to the Special Committee during these negotiations. Blackstone did not, however, recommend any specific merger consideration to the Company, the Special Committee or the Quadra Board or that any specific merger consideration constituted the only appropriate consideration for the merger.

Blackstone’s opinion and its presentation to the Special Committee were one of many factors taken into consideration by the Special Committee in deciding to approve the Merger Agreement. Consequently, the analyses as described above and the other views and analyses of Blackstone referenced throughout this Schedule 14D-9 should not be viewed as determinative of the opinion of the Special Committee or of the Board with respect to the aggregate consideration or of whether the Special Committee or the Board would have been willing to agree to different consideration.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9, and the documents to which we refer you in this Schedule 14D-9, contain forward-looking statements based on estimates and assumptions. Forward-looking statements include information concerning possible or assumed future results of operations of the Company, the expected consummation and timing of the Offer and the Merger and other information relating to the Offer and the Merger. There are forward-looking statements throughout this Schedule 14D-9, including, without limitation, under the headings “Item 2 — Identity and Background of Filing Person”, “Item 4 — The Solicitation or Recommendation” and “Item 8 — Additional Information” and in statements containing the words “believes,” “plans,” “expects,” “anticipates,” “intends,” “estimates” or other similar expressions. You should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized or, even if realized, that they will have the expected effects on the business or operations of the Company. These forward-looking statements speak only as of the date on which the statements were made, and we undertake no obligation to update publicly or revise any forward-looking statements made in this Schedule 14D-9 or elsewhere as a result of new information, future events or otherwise. In addition to other factors and matters contained or incorporated in this document, we believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements: (i) changes in economic conditions generally and the real estate market specifically; (ii) legislative/regulatory changes, including changes to laws governing the taxation of real estate investment trusts, or REITs; (iii) availability of capital, interest rates; (iv) the Company’s ability to service its debt; (iv) generally accepted accounting principles; and (v) policies and guidelines applicable to REITs.

Certain additional factors could affect the outcome of the matters described in this Schedule 14D-9. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the Company and others following announcement of the Merger Agreement; (3) the inability to complete the Offer due to the failure to satisfy other conditions required to complete the Offer; (4) the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the Offer and the Merger; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Offer and the Merger; (6) the ability to recognize the benefits of the Merger; (7) the amount of the costs, fees, expenses and charges related to the Offer and the Merger and the actual terms of certain financings that will be obtained for the Offer and the Merger; and (8) the impact of the substantial indebtedness incurred to finance the consummation of the Offer and the Merger.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

(a)(1)(A)	Offer to Purchase, dated February 13, 2008 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO.
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO.
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to Exhibit(a)(1)(F) to the Schedule TO).
(a)(1)(G)	Joint Press Release issued by the Company and Parent, dated January 29, 2008 (incorporated by reference to the Schedule 14D-9 filed by the Company on January 29, 2008).
(a)(2)(A)	Letter to Stockholders of the Company, dated February 13, 2008 from Robert H. Mundheim, Chairman of the Board of Directors of the Company (incorporated by reference to Annex III attached to this Schedule 14D-9).
(a)(2)(B)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(5)	Opinion of The Blackstone Group, financial advisor to the special committee of the Quadra Board, dated January 27, 2008 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated January 28, 2008, by and among Quadra Realty Trust, Inc., Hypo Real Estate Capital Corporation and HRECC Sub Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quadra Realty Trust, Inc with the SEC on January 29, 2008).
(e)(2)	Form of Management Agreement between Quadra Realty Trust, Inc. and Hypo Capital Real Estate Capital Corporation (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra Realty Trust, Inc. with the SEC on February 1, 2007).
(e)(3)	Form of Restricted Stock Award Agreement under Quadra Realty Trust, Inc. Manager Equity Plan between Quadra Realty Trust, Inc. and Hypo Real Estate Capital Corporation (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra Realty Trust, Inc. with the SEC on February 1, 2007).
(e)(4)	Form of Registration Rights Agreement between Quadra Realty Trust, Inc. and Hypo Real Estate Capital Corporation (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra Realty Trust, Inc. with the SEC on February 1, 2007).
(e)(5)	Confidentiality Agreement, between Hypo Real Estate Holding AG and the Company, dated November 16, 2007.
(e)(6)	Form of Contribution Agreement between the Company and Parent (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Company’s Registration Statement on Form S-11 (File No. 333-138591) filed by Quadra Realty Trust, Inc. on February 1, 2007)
(g)	None.
(x)	Resolution authorizing the Chairman of the Board to sign and file certain documents.

SIGNATURE

After inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUADRA REALTY TRUST, INC.

By:	/s/ Robert H. Mundheim
Robert H. Mundheim
Chairman of the Board of Directors

Date: February 13, 2008

Annex I

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

QUADRA REALTY TRUST, INC.
622 Third Avenue, 30th Floor
New York, New York 10017

GENERAL

This information statement (the “Information Statement”) is being mailed on or after February 13, 2008 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Quadra Realty Trust, Inc., a Maryland corporation (“Company” or “Quadra”), relating to the tender offer being made by HRECC Sub Inc., a Maryland corporation (“Purchaser”), a wholly-owned subsidiary of Hypo Real Estate Capital Corporation, a Delaware Corporation (“Parent”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” “our” and “Quadra” to refer to the Company.

You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of seats on the Board of Directors of the Company (the “Board of Directors” or the “Board”). There will be no vote or other action by stockholders of the Company in connection with this Information Statement.

On January 28, 2008, the Company, Parent and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent and Purchaser, have agreed to commence a cash tender offer for each issued and outstanding share of the Company’s common stock (not already owned by Parent and its affiliates), at a purchase price of $10.6506 per share in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend discussed below) with respect to the shares on or prior to the date (the “Acceptance Date”) shares are accepted and paid for by Purchaser pursuant to the Offer to Purchase (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2008 (the “Offer to Purchase”) and the related letter of transmittal (which, together with the Offer to Purchase and any supplements or amendments, collectively constitute the “Offer”). In addition, as contemplated by the Merger Agreement, on February 1, 2008, the Company declared a $0.3494 per share dividend payable to stockholders of the Company who hold shares of the Company’s common stock at the close of business on the last trading day immediately preceding the Acceptance Date (the “Dividend”). The Dividend will not be paid if the Offer is not closed. This will result in stockholders of the Company receiving $11.00 per share in the aggregate, an approximately 38% premium to the closing price of the Company’s common stock on the New York Stock Exchange on January 28, 2008 and an approximately 41% premium to the average closing price of the Company’s common stock for the 30 trading days ending on January 28, 2008. The Company expects to declare and pay an additional dividend immediately prior to the Acceptance Date to the extent of the Company’s taxable income for the period beginning January 1, 2008 and ending on the date immediately preceding the Acceptance Date. Such dividend will reduce the Offer Price by the per share amount of any such dividend. The Offer is described in a combined Schedule 13E-3/Tender Offer Statement on Schedule TO filed under cover of Schedule TO (as amended or supplemented from time to time, the “Schedule TO”).

Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the combined Schedule 13E-3/

Annex I-1

Tender Offer Statement on Schedule TO filed by Parent with the Securities and Exchange Commission (the “SEC”) on February 13, 2008. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company and will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent (the “Merger”).

Upon the acceptance and payment of shares by Parent or any of its affiliates, representing at least the Minimum Condition (as defined in the Merger Agreement) Parent will be entitled to designate all of the members of the Board of Directors of the Company.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

YOU ARE URGED TO READ THIS ENTIRE INFORMATION STATEMENT CAREFULLY. PLEASE NOTE THAT WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

All information contained in this Information Statement concerning Parent, Purchaser and the Parent’s Designees (as defined below) has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy of any such information.

PARENT’S DESIGNEES

Subject to the terms of the Merger Agreement, effective upon the date Purchaser accepts for payment all shares of the Company’s common stock validly tendered and not properly withdrawn, Parent shall be entitled to designate all directors on the Company’s Board.

Parent has informed the Company that its designees (the “Parent Designees”) will be selected by Parent from among the individuals listed below:

Thomas Glynn
Tom Drelles
Nancy Henderson
Chris Patronis
John Campbell
Ken Gibbs
Bradley Davidoff
Stephen Altman

Thomas Glynn, age 46, has served as a Member of the Board of Directors of Hypo Real Estate Capital Corporation since May 2007. He has also served as a Member of the Management Board of Hypo Real Estate Holding AG since February 2007, as the Head of Portfolio Management, Trading and Securitisation and President of HI Asset Management (now Hypo Public Finance USA, Inc.) and HI Capital Markets (now Hypo Capital Markets, Inc.) since 2004, as an Executive Director of Hypo Public Finance Bank since September 2005, and the Chairman and President of Capital Markets of Hypo Public Finance, New York, since June 2007, and as an Executive Member of the Board of Directors of DEPFA Bank plc. since October 2007, as the Chairman of the Administrative Board of Collineo Asset Management GmbH since June 2007, and as a Member of the Board of Directors of Collineo Asset Management USA Inc since June 2007. He has previously served as the Global Head of Credit Treasury, Head of Management Committee HVB Americas and New York Branch Manager of HypoVereinsbank AG from 2002

Annex I-2

until 2003, and as the Deputy CEO of Hypo Public Finance Bank and as the Head of Capital Markets of Hypo Public Finance from 2005 until 2007. Mr. Glynn is a United States citizen.

Tom Drelles, age 49, has served since January 18, 2008 as Vice President of HRECC Sub Inc. He has served as Managing Director of Hypo Public Finance Bank since April 2004. He previously served as Managing Director of Hypo und Vereinsbank from June 2000 until May 2004 and as Director of Lion Capital Management from 2003-2004. Mr. Drelles is a United States citizen.

Nancy Henderson, age 37, has served since January 18, 2008 as the Secretary of HRECC Sub Inc. She has also served as Managing Director of Hypo Public Finance Bank and Vice President of Hypo Public Finance USA, Inc. since March 2004. She previously served in various capacities at HVB Group from September 1992 until March 2004. Ms. Henderson is a United States citizen.

Chris Patronis, age 44, has served since January 18, 2008 as Treasurer of HRECC Sub Inc. He has also served as Managing Director of Hypo Public Finance Bank since April 2004. He previoulsy served as Managing Director of Hypo und Vereinsbank from June 1999 until April 2004. Mr. Patronis is a citizen of the United States.

John Campbell, age 47, has served as a Managing Director of Hypo Public Finance USA Inc. since May 2006. He previously served as the Senior Vice President, Head of Transportation Finance of HSH Nordbank New York Branch from August 2004 until May 2006, and as a Managing Director of PB Capital Corporation from May 2003 until August 2004. Mr. Campbell is a United States citizen.

Ken Gibbs, age 50, has served as the Executive Managing Director of DEPFA BANK since September 2007, as the Chief Executive Officer of DEPFA First Albany Securities since September 2007, as the Treasurer, on the Executive Committee and as a Trustee of Citizens Budget Commission of the City of New York since 1991, and on the Executive Committee of the Securities Industry and Financial Markets Association since 1999. He previously served as a Member of the Board of the Municipal Securities Rulemaking Board from 2000 until 2003, as a Director and share owner of Dental Tribune America LLC until 2008, as a Member of the Board of 285 Central Park West Corporation until 2007, as a 12.25% owner of Waste Solution Group of Somerset (NJ) LLC until 2005, and as an Executive Managing Director and in various other capacities at First Albany Capital Lending from 1993 until September 2007. Mr. Gibbs is a United States citizen.

Bradley Davidoff, age 45, has served as a Managing Director of Hypo Public Finance Bank since April 2004. He previously served as a Managing Director of HypoVereinsbank AG from January 1997 until March 2004. Mr. Davidoff is a United States Citizen.

Stephen Altman, age 48, has served as Chief Financial Officer of Hypo Real Estate Capital Corporation since January, 2004. He previously served as Managing Director, Real Estate Lending of Hypo Vereinsbank AG from 1998-2003. Mr. Altman is a United States citizen.

Parent has informed the Company that each Parent Designee has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of their knowledge, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Parent, Purchaser and the Company that have been described in the Schedule TO filed by Parent and Purchaser with the SEC on February 13, 2008 or the Schedule 14D-9. In addition, Parent has informed the Company that none of the individuals listed above has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future

Annex I-3

violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 200,000,000 shares of common stock and 100,000,000 shares of preferred stock, par value $0.001 per share. As of February 12, 2008, there were 25,725,333 shares of common stock outstanding and no shares of preferred stock outstanding. The Company’s Board currently consists of eight members.

Only the holders of our common stock are entitled to vote at a meeting of our stockholders. Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of our stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the names of the current directors and executive officers of the Company, their offices in the Company, if any, their principal occupations or employment for the past five years, the length of their tenure as directors or officers and the names of other public companies in which such persons hold directorships. During the last five years, none of the Company, its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the directors and executive officers listed below are U.S. citizens, except for Mr. Fenk and Ms. von Oesterreich, who are citizens of Germany. The business address of each director or officer listed below is c/o Quadra Realty Company, Inc., 622 Third Avenue, 30th Floor, New York, NY 10017 and the telephone number is (212) 671-6400.

Juergen Fenk, age 42, has been vice chairman of our Board of Directors since February 2007. Mr. Fenk has been the chief executive officer of Parent since April 2006 and a member of Parent’s board of directors since May 2003. Mr. Fenk has been a member of the Board of Directors of Hypo International since July 2003, where he served as a chief risk officer for two years, overseeing lending activities in the United States, Europe and Asia. From December 1999 to June 2003, Mr. Fenk was general manager of Hypo Vereinsbank REC France, Hypo Vereinsbank’s real estate finance subsidiary in Paris. Mr. Fenk has been involved in the real estate structured finance business for the past 14 years and has served in many functions in origination, underwriting, distribution and risk management. He was actively involved in the spin-off of the real estate lending business from Hypo Vereinsbank into Hypo Real Estate Group.

Robert H. Mundheim, age 74, has served as the Chairman of the Board since February 2007. Mr. Mundheim has been of counsel for the law firm Shearman & Sterling LLP since March 1999. Shearman & Sterling LLP represents the Parent, Hypo International and Hypo Real Estate Holding AG from time to time. Mr. Mundheim formerly held the position of senior executive vice president and general counsel of Salomon Smith Barney Holdings Inc. Before that he was executive vice president and general counsel of Salomon Inc., a firm which he joined in September 1992. Prior to joining Salomon Inc., Mr. Mundheim was co-chairman of the New York law firm of Fried, Frank, Harris, Shriver & Jacobson. Until 1992, Mr. Mundheim was the University Professor of Law and Finance at the University of Pennsylvania Law School, where he had taught since 1965. He served as dean of that institution from 1982 through 1989. Among his other professional activities, Mr. Mundheim has been general counsel to the U.S. Treasury Department (1977-1980); special counsel to the Securities and Exchange Commission (1962-1963); and vice

Annex I-4

chairman, governor-at-large and a member of the executive committee of the NASD (1988-1991). Mr. Mundheim was previously a member of the supervisory board of Hypo Real Estate Holding AG, a position from which he retired prior to completion of the Company’s initial public offering. He serves on the Board of Directors of Arnhold & S. Bleichroder Holdings, Inc.

Robert R. Glauber, age 68, has served as a director of the Board since February 2007. Mr. Glauber is a lecturer at the Kennedy School of Government at Harvard University. He was chairman and chief executive officer of the National Association of Securities Dealers, or NASD from September 2001 to August 2006. Prior to that he served as president of the NASD, from November 2000 to September 2001. Prior to joining the NASD, Mr. Glauber was a lecturer at the Kennedy School of Government at Harvard University from 1992 until 2000, Under Secretary of the Treasury for Finance from 1989 to 1992 and, prior to that, was a professor of finance at the Harvard Business School. Mr. Glauber is a director of Freddie Mac, Moody’s Corporation and XL Capital Ltd. Mr. Glauber also previously served on the boards of the Federal Reserve Bank of Boston, a number of Dreyfus mutual funds and the Investment Company Institute.

Thomas F. McDevitt, age 51, has served as a director of the Board since February 2007. Mr. McDevitt is the managing partner of Edgewood Capital Partners, an investment firm focused on making and managing investments in the real estate and mortgage arenas. Prior to founding Edgewood Capital Partners in 2002, Mr. McDevitt was a managing director in charge of the large loan commercial mortgage backed securitization group at Societe Generale. He was also a founder and partner of Meenan, McDevitt & Co., a broker dealer and investment banking firm, from 1991 until the company was sold to Societe Generale in 1998. From 1988 to 1991, Mr. McDevitt ran the commercial mortgage syndication desk at Citibank, N.A. and from 1984 to 1987 he was responsible for commercial mortgage sales in the Mid-Atlantic region for Salomon Brothers. Mr. McDevitt is currently an independent board member of Excelsior Buyout Investors, LLC, the Excelsior Absolute Return Fund of Funds, LLC and the Excelsior LaSalle Property Fund, Inc.

Bettina von Oesterreich, age 40, has served as a director of the Board since February 2007. Ms. von Oesterreich has been the chief risk officer for Hypo International since September 2005 and was a member of the Board of Directors of Parent from November 2005 until May 2007. Prior to joining Hypo International, Ms. von Oesterreich served as a deputy chief credit officer for Deutsche Bank AG, London where she was responsible for credit risk management for Deutsche Bank’s corporate and financial institutions counterparty risk portfolios in Western Europe from September 2004 until September 2005. In connection with a special project, she managed hedge fund and structured finance credits in credit risk management at Deutsche Bank AG, New York, as managing director from February 2004 to August 2004. From March 2002 to January 2004, Ms. von Oesterreich was chief credit officer at Eurohypo AG with credit risk management responsibility for Eurohypo’s loan portfolio, including its real estate investment banking business in London and New York. Before joining Eurohypo in 2002, Ms. von Oesterreich held various positions at Deutsche Bank since 1993, including risk management for corporate, financial institutions/capital markets business and real estate.

Ronald M. Stuart, age 60, has served as a director of the Board since February 2007. Mr. Stuart has over thirty years of experience in the investment banking business. He began his career at Salomon Brothers in 1969 where he was made a general partner in 1979 and served as a member of the management committee and the Board of Directors for four years until he left the firm in 1989 to co-found his own investment firm, Voute Coats Stuart & O’Grady. After Voute Coats Stuart & O’Grady was purchased in 1990 by Credit Suisse Securities (USA) LLC, Mr. Stuart became co-head of the fixed income division of Credit Suisse and served as a member of their management committee until 1991. From 1992 until 1996 Mr. Stuart was a general partner at Oppenheimer & Co. as well as a member of that firm’s management committee and a head of their fixed income division. After leaving Oppenheimer & Co. in 1996, Mr. Stuart joined Daiwa Securities America, Inc., initially as an executive vice president and head of the

Annex I-5

commercial mortgage department and the fixed income division and then as co-president and co-chief operating officer. From 1998 until he left in 2000, Mr. Stuart was a member of both the global Board of Directors and the global management committee of Daiwa Securities America Inc. Mr. Stuart founded and has been president of Stuart Consulting LLC since September 2000.

Lawrence A. Weinbach, age 68, has served as a director of the Board since February 2007. Mr. Weinbach is a partner in Yankee Hill Capital Management, LLC, a private equity firm. On January 31, 2006, he retired as chairman of the Board of Directors of Unisys Corporation, a worldwide information services and technology company. Mr. Weinbach joined Unisys in September 1997 as chairman, president, and chief executive officer. In January 2004 his title changed to chairman and chief executive officer and he held the position of chairman from January 2005 until his retirement. He previously was managing partner-chief executive of Andersen Worldwide, a global professional services organization from 1989 to 1997 and had held various senior executive positions with Andersen for a number of years prior thereto. Mr. Weinbach is a director of UBS, AG, Avon Products, Inc. and Discover Financial Services.

Evan F. Denner, age 42, has served as the Company’s President and Chief Executive Officer since October 2006 and a member of the Company’s board of directors since February 2007. Mr. Denner joined Parent in February 2004 and has served as its deputy chief executive officer since August 2005 and a director since March 2006. Mr. Denner has over 17 years of commercial real estate experience including development, commercial appraisal, lending, securitization and acquisition of non performing debt. Prior to joining Parent, Mr. Denner was a director in the health care lending group at Merrill Lynch where he was responsible for creating and managing their real estate health care lending practice from February 2003 to February 2004. Prior to Merrill Lynch, Mr. Denner held various level executive positions at UBS, GMACCM and Daiwa Securities, including a position as director of real estate lending at UBS from February 2000 to June 2002.

Susan Sangillo Bellifemine, age 52, has served as the Company’s Chief Operating Officer since November 2006 and Secretary since October 2006. Ms. Sangillo Bellifemine has been a managing director of Parent since March 2006. Ms. Sangillo Bellifemine has over 20 years of combined legal and financial services industry experience. Immediately prior to joining Parent she was the principal for Susan Sangillo Bellifemine LLC focusing on professional consulting in human resources from October 2005 to March 2006. Ms. Sangillo Bellifemine held various legal and executive level positions at Prudential Financial from February 1993 to August 2004. She was a senior vice president at Prudential Securities from January 1994 through September 1997 and a corporate vice president at Prudential Financial from September 1997 to August 2004.

Steven M. Sherwyn, age 47, has served as the Company’s Chief Financial Officer and Treasurer since October 2006. Mr. Sherwyn joined Parent in May of 2004 as a director in charge of contract finance and has served as senior director and head of Parent’s strategic business opportunities since March 2006 and was promoted to Managing Director in March 2007. Prior to joining Parent, Mr. Sherwyn provided legal services for The Winter Group, a residential mortgage conduit, from July 2003 to April 2004. From April 2000 to November 2002, Mr. Sherwyn was with SG Cowen Securities, Inc. where he served in the capacity as a director in the asset-backed securities and CMBS divisions and a managing director in the sports finance division.

CORPORATE GOVERNANCE AND BOARD MATTERS

During 2007, the Company’s Board of Directors met nine times. During 2007, the Audit Committee met five times, the Compensation Committee met one time, the Nominating and Corporate Governance Committee met one time and the Investment Oversight Committee met four times. During 2007, each member of the Board attended at least 75% of the aggregate of all Board meetings and meetings of committees of which he or she is a member. Pursuant to our

Annex I-6

Corporate Governance Guidelines, directors are invited and encouraged to attend the Annual Stockholder’s Meeting. The Company completed its initial public offering in February 2007, and has not held an Annual Stockholder’s Meeting.

Board Independence

The Board of Directors has determined that Robert R. Glauber, Thomas F. McDevitt, Robert H. Mundheim, Ronald M. Stuart and Lawrence A. Weinbach are “independent” under the rules of the New York Stock Exchange (“NYSE”). The Board of Directors has also determined that each of the members of each committee of the Board of Directors meets the independence requirements applicable to such committee under the NYSE and SEC rules and regulations.

Committees of the Board of Directors

Our Board of Directors has established four committees consisting solely of independent directors, the principal functions of which are briefly described below. Matters put to a vote at any one of our four committees must be approved by a majority of the directors on the committee who are present at a meeting, in person or as otherwise permitted by our bylaws, at which there is a quorum or by unanimous written consent of the directors on that committee.

Audit Committee

Our Board of Directors has established an audit committee, which is composed of three of our independent directors: Messrs. Weinbach, Glauber and McDevitt. Mr. Weinbach chairs the committee and has been determined by our Board of Directors to be an “audit committee financial expert” as that term is defined by the SEC. The audit committee assists the Board of Directors in overseeing:

•	our accounting and financial reporting processes;

•	the integrity and audits of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent registered public accounting firm; and

•	the performance of our independent registered public accounting firm and any internal auditors.

The committee is also responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm and considering the range of audit and non-audit fees. The audit committee adopted a charter on February 13, 2007 and amended it on August 1, 2007. A current copy of the applicable committee charter is available to security holders on the Company’s Web site at www.quadrarealty.com, under “Corporate Governance” at “Committees.”

Compensation Committee

General.  Our Board of Directors has established a compensation committee, which is composed of three of our independent directors: Messrs. Mundheim, Glauber and Stuart. Mr. Mundheim chairs the committee. The principal functions of the compensation committee are to:

•	evaluate the performance of our chief executive officer;

•	evaluate the performance of Parent;

Annex I-7

•	review the compensation and fees payable to Parent under our Management Agreement;

•	administer our incentive plans; and

•	produce a report on executive compensation required to be included in our proxy statement for our annual meetings.

The compensation committee has a charter adopted on February 13, 2007 and amended on May 1, 2007. A current copy of the applicable committee charter is available to security holders on the Company’s Web site at www.quadrarealty.com, under “Corporate Governance” at “Committees.”

Scope of Authority.  The compensation committee has the authority to engage outside advisors to assist the committee in the performance of its duties, however, the compensation committee may not delegate its authority to others.

Roles of Executives in Establishing Compensation.  The chief executive officer may make recommendations to the compensation committee regarding the Company’s Equity Plans with respect to the Parent, its employees, and the Company’s executive officers other than the chief executive officer and the directors.

Nominating and Corporate Governance Committee

Our Board of Directors has established a nominating and corporate governance committee, which is composed of three of our independent directors: Messrs. Mundheim, Glauber and Stuart. Mr. Mundheim chairs the committee. The nominating and corporate governance committee is responsible for:

•	identifying, recruiting and recommending to the full Board of Directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting of stockholders;

•	developing and recommending to the Board of Directors corporate governance guidelines, including the committee’s selection criteria for director nominees;

•	reviewing and making recommendations on matters involving general operation of the Board of Directors and our corporate governance;

•	recommending to the Board of Directors nominees for each committee of the Board of Directors; and

•	annually facilitating the assessment of the Board of Directors as a whole and of the individual directors and reports thereon to the Board of Directors.

The nominating and corporate governance committee adopted a charter on February 13, 2007 and amended it on May 1, 2007. A current copy of the applicable committee charter is available to security holders on the Company’s Web site at www.quadrarealty.com, under “Corporate Governance” at “Committees.”

Investment Oversight Committee

Our Board of Directors has also established an investment oversight committee, which is composed of three of our independent directors: Messrs. Stuart, McDevitt and Mundheim. Mr. Stuart chairs the committee. The investment oversight committee is responsible for reviewing our investments that are in contravention of our investment guidelines as well as certain of our investments that involve conflicts of interest stemming from our relationship with Parent.

Annex I-8

Director Nominations

Criteria for Board Membership.  The nominating and corporate governance committee is responsible for assessing the appropriate balance of qualifications required of Board members. In selecting candidates for appointment or re-election, at a minimum, the nominating and corporate governance committee considers (a) whether the nominee has demonstrated, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board’s oversight of the business and affairs of the Company, (b) the nominee’s reputation for honesty and ethical conduct in his or her personal and professional activities, and (c) whether the nominee meets the independence standards under the NYSE listing requirements. Additional factors that the committee may consider include a candidate’s specific experiences and skills, relevant industry background and knowledge, time availability in light of other commitments, potential conflicts of interest, material relationships with the Company and independence from Parent and the Company.

Stockholder Nominees.  The nominating and corporate governance committee will consider proposals from stockholders for nominees for director. Any such nominations should be submitted to the nominating and corporate governance committee c/o the Secretary of the Company, 622 Third Avenue, 31st Floor, New York, NY 10017, and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of the Company’s common stock which are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in the Bylaws of the Company.

Stockholder Communication

Generally, stockholders who have questions or concerns should contact our Investor Relations Department. Investor Relations contact is Evan Smith, CFA, Telephone (toll free): 866 QUADRA 4, Fax: 212 850 5790, E-mail: ir@quadrarealty.com. Or By mail: Quadra Realty Trust, ATTN: Investor Relations, c/o Hypo Real Estate Capital Corporation, 622 Third Avenue, New York, New York 10017.

Any interested parties desiring to communicate with the Chairman of the Board and the other independent directors regarding the Company may directly contact such directors by delivering such correspondence in care of the Company’s Secretary at Quadra Realty Trust, Inc., c/o Hypo Real Estate Capital Corporation, 622 Third Avenue, 31st Floor, New York, NY 10017. Communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communications. Items that are unrelated to the duties and responsibilities of the Board may be excluded, such as:

•	junk mail and mass mailings,

•	resumes and other forms of job inquiries,

•	surveys, and

•	solicitations or advertisements.

In addition, any material that is unduly hostile, threatening, or illegal in nature may be excluded, provided that any communication that is filtered out will be made available to any outside director upon request.

Annex I-9

COMPENSATION OF DIRECTORS

Any member of the Company’s Board of Directors who is also an employee of Parent or its affiliates, and any other non-independent directors, does not receive additional compensation for serving on the Company’s Board of Directors. Each independent director receives an annual retainer of $100,000 in quarterly payments in advance, with one-half of this sum being paid in cash (the “cash portion”) and one-half in the Company’s common stock (the “stock portion”). Directors may elect to defer the receipt of all or any portion of the retainer fee pursuant to the Company’s Independent Director Deferred Compensation Plan, discuss below. We also reimburse our independent directors for their reasonable out-of-pocket expenses incurred in connection with their performance of their duties as directors. Because of their employment with the Parent, Juergen Fenk, Evan F. Denner and Bettina von Oesterreich did not receive an annual retainer for their services as a director during 2007. The table below shows the amounts we paid our independent directors during 2007.

			Other(1)
	Fees			FAS 123R
	Earned or			adjusted	Total
	Paid in	Stock	Stock Units	value at	Compensation
Name	Cash	Award	Awarded	12/31/2007	Recognized

Robert R. Glauber	$42,937	$42,896	—	$—	$85,833
Thomas F. McDevitt(2)	$42,917	$—	3,771	$30,319	$73,236
Robert H. Mundheim(3)	$—	$—	7,542	$60,638	$60,638
Ronald M. Stuart(4)	$17,167	$—	6,034	$48,510	$65,677
Lawrence A. Weinbach(5)	$—	$—	7,542	$60,638	$60,638

(1)	Stock units awarded are a method of recording deferrals under the Independent Director Deferred Compensation Plan. The deferrals vest immediately and are payable solely in cash and therefore may not be converted into any form of equity. The amount of the deferral payable is based on the price of the Company’s common stock upon the date of eventual payment. Therefore the amount recognized as compensation expense for such deferrals are subject to 123R adjustments for financial statement reporting purposes.

(2)	Mr. McDevitt elected to defer all of the stock portion of his retainer fee pursuant to the Independent Director Deferred Compensation Plan.

(3)	Mr. Mundheim elected to defer all of the cash portion and stock portion of his retainer fee pursuant to the Independent Director Deferred Compensation Plan.

(4)	Mr. Stuart elected to defer $25,750 of the cash portion and all of the stock portion of his retainer fee pursuant to the Independent Director Deferred Compensation Plan.

(5)	Mr. Weinbach elected to defer all of the cash portion and all of the stock portion of his retainer fee pursuant to the Independent Director Deferred Compensation Plan.

Independent Director Deferred Compensation Plan

We have adopted the Quadra Realty Trust, Inc. Independent Director Deferred Compensation Plan under which each of our independent directors may elect to defer the receipt of all or a portion of the retainer fees described above, whether the fees are payable in the form of cash or shares of our common stock. We have established a book account for each independent director who participates in the Independent Director Deferred Compensation Plan, which account is credited with a number of stock units equal to the amount of compensation deferred divided by the fair market value of one share of our common stock as of the last business day of the prior quarter. Each stock unit credited to an independent director’s account under the Independent Director Deferred Compensation Plan is credited with dividend equivalents in the form of additional stock units on the date on which dividends are paid with

Annex I-10

respect to outstanding shares of our common stock. The number of additional units to be credited is determined by dividing the amount of the dividend by the fair market value of one share of our common stock as of the dividend payment date, and multiplying that result by the number of stock units credited to the independent director’s account. All stock units credited to an independent director’s account under our Independent Director Deferred Compensation Plan will be paid in cash within 60 days following the termination of the independent director’s service with the Company for any reason.

Pursuant to the Merger Agreement, immediately prior to the Effective Time, (i) each independent director who holds any outstanding and unsettled deferred compensation units issued under the Company’s Independent Director Deferred Compensation Plan will become entitled to a lump sum payment in cash, without interest, in the aggregate amount equal to the balance credited to such holder’s deferred compensation account maintained by the Company under such plan, and (ii) each such holder’s stock units will be cancelled and of no further force and effect. Parent will pay, or direct the exchange agent for the transaction to pay, to each such holder, his deferred compensation payment as promptly as reasonably practicable following the Effective Time, at which time such holder will cease to possess any rights to any compensation from the Company or the surviving corporation. For the purpose of determining the deferred compensation payment, the “Fair Market Value” of one share of the Company’s common stock, as such term is used in the Company’s Independent Director Deferred Compensation Plan, is equal to the Offer Price. Messrs. Weinbach and Mundheim each have 10,933.38 deferred compensation units, will each receive 358.68 additional deferred compensation units in respect of the $0.3494 per share dividend and will each be entitled to a cash payment of $120,267. Mr. Stuart has 8,746.70 deferred compensation units, will receive 286.94 additional deferred compensation units in respect of the $0.3494 per share dividend and will be entitled to a cash payment of $96,214. Mr. McDevitt has 5,466.69 deferred compensation units, will receive 179.34 additional deferred compensation units in respect of the $0.3494 per share dividend and will be entitled to a cash payment of $60,134.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company has not paid, and we do not intend to pay, any cash compensation to our executive officers and we do not currently intend to adopt any policies with respect thereto. Under our Management Agreement, Parent provides us with a management team, including our chief executive officer, chief financial officer and chief operating officer or similar positions. We do not have agreements with any of our executive officers or any employees of Parent with respect to their compensation. Parent determines the levels of base salary and cash incentive compensation that may be earned by our executive officers, based on the time required for the performance of the duties of Parent under the Management Agreement and such other factors as Parent may determine are appropriate. Parent also determines whether and to what extent our executive officers will be provided with pension, deferred compensation and other employee benefits plans and programs. Cash compensation paid to our executive officers is paid by Parent from the fees paid by us to Parent under the Management Agreement. We do not control how such fees are allocated by Parent to its employees and have been advised by Parent that none of our executive officers is entitled to any part of such fees, except as may be determined by Parent in its discretion.

Annex I-11

2007 Summary Compensation

The following table summarizes the total compensation for 2007 for our chief executive officer, chief financial officer and chief operating officer, referred to as the “named executive officers.”

	Stock Awards
Name and Principal Position	($)(1)	Total

Evan F. Denner	$66,180	$66,180
President and Chief Executive Officer
Steven M. Sherwyn	$39,708	$39,708
Chief Financial Officer and Treasurer
Susan Sangillo Bellifemine	$33,091	$33,091
Chief Operating Officer and Secretary

(1)	The amounts listed in this column reflect the dollar amount recognized for financial statement reporting purposes for the period from February 21, 2007 (commencement of operations) to September 30, 2007, in accordance with FAS 123(R). Assumptions used in the calculation of these amounts are included in Note 8 — “Stockholders’ Equity” to our unaudited financial statements for the quarter ended September 30, 2007, included in our Quarterly Report on Form 10-Q filed with the SEC on November 13, 2007.

2007 Grants of Plan-Based Awards

The following table summarizes grants of plan-based awards made to our named executive officers in 2007.

			All Other
			Stock Awards:	Grant Date Fair
	Grant	Approval	Number of Shares	Value of Stock and
Name	Date	Date	of Stock or Units	Option Awards(1)

Evan F. Denner	2/21/2007	2/13/2007	33,333 (2)	$66,180
President and Chief Executive Officer
Steven M. Sherwyn	2/21/2007	2/13/2007	20,000 (3)	$39,708
Chief Financial Officer and Treasurer
Susan Sangillo Bellifemine	2/21/2007	2/13/2007	16,667 (4)	$33,091
Chief Operating Officer and Secretary

(1)	The amounts listed in this column reflect the dollar amount recognized for financial statement reporting purposes for the quarter ended September 30, 2007, in accordance with FAS 123(R).

(2)	On February 21, 2007, Mr. Denner was granted 33,333 shares of restricted common stock, which become fully vested on February 21, 2010, the third anniversary of the grant date.

(3)	On February 21, 2007, Mr. Sherwyn was granted 20,000 shares of restricted common stock, which become fully vested on February 21, 2010, the third anniversary of the grant date.

(4)	On February 21, 2007, Ms. Sangillo Bellifemine was granted 16,667 shares of restricted common stock, which become fully vested on February 21, 2010, the third anniversary of the grant date.

Because our executive officers are employees of Parent, we do not pay cash compensation to them directly in return for their services to us and we do not have employment agreements with any of our executive officers.

Annex I-12

In connection with the consummation of our initial public offering (“IPO”), we determined to make grants of restricted stock to certain of our executive officers. These awards were made in recognition of such individual’s efforts on our behalf in connection with our formation and the IPO and to provide a retention element to their compensation. Each restricted stock award will become fully vested on February 21, 2010, the third anniversary of the grant date.

2007 Outstanding Equity Awards

The following table summarizes the number of outstanding equity award held by each of our named executive officers as of December 31 2007.

	Number of Shares or Units of		Market Value of Shares or Units
	Stock That Have Not Vested		of Stock That Have Not Vested(1)

Evan F. Denner	33,333	(2)	$267,997
President and Chief Executive Officer
Steven M. Sherwyn	20,000	(3)	$160,800
Chief Financial Officer and Treasurer
Susan Sangillo Bellifemine	16,667	(4)	$134,003
Chief Operating Officer and Secretary

(1)	Based on the closing market price of the Company’s common stock on December 31, 2007 of $8.04. The Merger Agreement provides that immediately prior to the Effective Time, each outstanding restricted share of the Company’s common stock will vest, the restrictions thereon will lapse and each restricted share will be cancelled and converted into the right to receive $10.6506 per share in cash (less applicable withholding taxes), less the amount of any dividends declared or paid (other than the Dividend) on or between the date of the Offer and the Acceptance Date. Immediately prior to the Effective Time, the restricted shares will vest and Mr. Denner will be entitled to receive an aggregate cash payment of $355,016, Mr. Sherwyn will receive an aggregate cash payment of $213,012, and Ms. Sangillo Bellifemine will receive an aggregate cash payment of $177,514. In addition, the $0.3494 per share dividend payment being paid by the Company pursuant to the Merger Agreement entitles Mr. Denner, Mr. Sherwyn and Ms. Sangillo Bellifemine to an additional $11,647, $6,988 and $5,823, respectively.

(2)	On February 21, 2007, Mr. Denner was granted 33,333 shares of restricted common stock, which become fully vested on February 21, 2010, the third anniversary of the grant date.

(3)	On February 21, 2007, Mr. Sherwyn was granted 20,000 shares of restricted common stock, which become fully vested on February 21, 2010, the third anniversary of the grant date.

(4)	On February 21, 2007, Ms. Sangillo Bellifemine was granted 16,667 shares of restricted common stock, which become fully vested on February 21, 2010, the third anniversary of the grant date.

Potential Payment Upon Termination or Change of Control

Unless otherwise determined by the plan administrator of our Equity Plan, if our Management Agreement with Parent is terminated or not renewed other than for cause (as defined in the Management Agreement), each outstanding award under the Equity Plan held by a participant who is not an independent director will become immediately vested, exercisable and/or payable. The Merger Agreement provides that immediately prior to the Effective Time, each outstanding restricted shares of the Company’s common stock will vest, the restrictions thereon will lapse and each restricted share will be cancelled and converted into the right to receive $10.6506 per share in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared or paid (other than the Dividend) on or between the date of the Offer and the Acceptance Date. Immediately prior to the Effective Time, the restricted shares will vest and Mr. Denner will be entitled to receive an aggregate cash

Annex I-13

payment of $355,016, Mr. Sherwyn will receive an aggregate cash payment of $213,012, and Ms. Sangillo Bellifemine will receive an aggregate cash payment of $177,514. In addition, the $0.3494 per share dividend payment being paid by the Company pursuant to the Merger Agreement entitles Mr. Denner, Mr. Sherwyn and Ms. Sangillo Bellifemine to an additional $11,647, $6,988 and $5,823, respectively.

Equity Incentive Plans

Equity Plan

We have adopted the Quadra Realty Trust, Inc. Equity Plan (the “Equity Plan”), which provides for the issuance of equity-based awards, including stock options, restricted stock, restricted stock units, unrestricted stock awards and other awards based on our common stock that may be made by us to our directors and officers and to our advisors and consultants who are providing services to the Company (which may include employees of Parent and its affiliates) as of the date of grant of the award. Shares of common stock to be issued to our independent directors in respect of their fees are issued under this plan. An aggregate of 1,800,000 shares of our common stock are reserved for issuance under the Equity Plan. As of September 30, 2007, there were 1,677,632 shares available for issuance under the Equity Plan.

Manager Equity Plan

We have adopted the Quadra Realty Trust, Inc. Manager Equity Plan, which provides for the issuance of equity-based awards, including stock options, restricted stock, restricted stock units, unrestricted stock awards and other awards based on our common stock that may be made by the Company to Parent. An aggregate of 700,000 shares of our common stock are reserved for issuance under the Manager Equity Plan.

Upon consummation of our IPO, we granted Parent 600,000 fully vested shares of our common stock under the Manager Equity Plan, at fair value of $9.0 million at date of grant. These shares are subject to Parent’s right to demand registration of the shares for resale pursuant to a registration rights agreement. Further, the registration rights agreement requires us to register, upon request, any or all of the 600,000 shares for resale in the event we register any other shares of our common stock for sale. The registration rights are limited under certain conditions including lock-up agreements, hold back provisions and underwriter’s opinion with respect to the affect of the registration of the shares on the market for the Company’s common stock. At September 30, 2007, 100,000 shares remained available for issuance under the Manager Equity Plan.

Annex I-14

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain ownership information with respect to our common stock as of February 1, 2008, for those persons known to us who directly or indirectly own, control or hold with the power to vote 5% or more of our outstanding common stock, and all executive officers and directors, individually and as a group. The number of shares owned and the ownership percentage in the following table is based on 25,725,333 shares of common stock outstanding as of February 1, 2008. The address of each executive officer and director listed below is c/o Hypo Real Estate Capital Corporation, 622 Third Avenue, New York, New York 10017.

			Ownership
5% Beneficial Owners	Shares		Percentage

Hypo Real Estate Capital Corporation	8,930,100	(1)	34.7%
622 Third Avenue, New York, New York 10017

Thornburg Investment Management, Inc.	3,426,223	(2)	13.32%
119 E. Marcy Street, Santa Fe, New Mexico 87501

Third Avenue Management LLC	2,333,700	(3)	9.07%
622 Third Avenue, 32nd Floor, New York, New York 10017

RS Investment Management Co. LLC	1,929,905	(4)	7.5%
388 Market Street, Suite 1700, San Francisco, California 94111

Aberdeen Asset Management PLC	1,365,460	(5)	5.3%
10 Queens Terrace, Aberdeen, Scotland X0 AB10 1YG
Executive Officers and Directors
Juergen Fenk	33,333	(6)	*
Robert R. Glauber	5,233		*
Thomas F. McDevitt	-0-	(7)	*
Robert H. Mundheim	9,000	(8)	*
Bettina von Oesterreich	-0-		*
Ronald M. Stuart	-0-	(9)	*
Lawrence A. Weinbach	-0-	(10)	*
Evan F. Denner	33,433	(11)	*
Susan Sangillo Bellifemine	18,167	(12)	*
Steven M. Sherwyn	20,000	(13)	*
All directors and executive officers as a group	119,166	(14)	*

*	Less than 1%

(1)	Includes 600,000 shares granted pursuant to the Manager Equity Plan, which vested immediately upon grant, 8,330,000 shares issued to Parent in connection with the contribution of the initial assets and 100 shares issued to Parent prior to this offering.

(2)	The indicated ownership is based solely on Amendment No. 2 to the Schedule 13G filed with the SEC by the beneficial owners on January 10, 2008.

(3)	The indicated ownership is based solely on the Schedule 13D filed with the SEC by the beneficial owners on February 1, 2008. The Schedule 13D was filed on behalf of Third Avenue Management LLC (“TAM”). TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts.

(4)	The indicated ownership is based solely on the Schedule 13G filed with the SEC by the beneficial owners on February 8, 2008, representing beneficial ownership as of

Annex I-15

December 31, 2007. The shares beneficially owned by RS Investment Management Co. LLC are owned by a group consisting of Guardian Life Insurance Company of America, Guardian Investor Services LLC, RS Investment Management Co. LLC and RS Partners Fund. The Guardian Life Insurance Company of America is an insurance company and the parent company of Guardian Investor Services LLC and RS Investment Management Co. LLC. Guardian Investor Services LLC is a registered investment adviser, a registered broker-dealer, and the parent company of RS Investment Management Co. LLC. RS Investment Management Co. LLC is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock. No individual client’s holdings of the common stock, except for RS Partners Fund, are more than five percent of the outstanding common stock. RS Partners Fund is a registered investment company and has shared dispositive and voting power of 1,472,935 shares.

(5)	The indicated ownership is based solely on the Schedule 13G filed with the SEC by the beneficial owners on January 24, 2008. The Schedule 13G was filed on behalf of Aberdeen Asset Management PLC, a registered investment adviser.

(6)	Represents shares of restricted stock that vest on February 21, 2010, the third anniversary from the date of grant.

(7)	Does not include 5,466.69 stock units granted pursuant to the Company’s Independent Director Deferred Compensation Plan, which are fully vested and payable in cash immediately following termination of service.

(8)	Does not include 10,933.38 stock units granted pursuant to the Company’s Independent Director Deferred Compensation Plan, which are fully vested and payable in cash immediately following termination of service.

(9)	Does not include 8,746.70 stock units granted pursuant to the Company’s Independent Director Deferred Compensation Plan, which are fully vested and payable in cash immediately following termination of service.

(10)	Does not include 10,933.38 stock units granted pursuant to the Company’s Independent Director Deferred Compensation Plan, which are fully vested and payable in cash immediately following termination of service.

(11)	Includes 33,333 shares of restricted stock that vest on February 21, 2010, the third anniversary from the date of grant.

(12)	Includes 16,667 shares of restricted stock that vest on February 21, 2010, the third anniversary from the date of grant.

(13)	Represents shares of restricted stock that vest on February 21, 2010, the third anniversary from the date of grant.

(14)	Does not include an aggregate of 36,080.15 stock units granted pursuant to the Company’s Independent Director Deferred Compensation Plan, which are fully vested and payable in cash immediately following termination of service.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires our executive officers and directors and the holders of greater than 10% of our common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Executive officers and directors are required by SEC regulations to furnish us with copies of these reports. Based solely on a review of the copies of these reports furnished to us and written representations from such executive officers, directors and stockholders with respect to the period from February 16, 2007 through December 31, 2007, we are not aware of any required Section 16(a) reports that were not filed on a timely basis.

Annex I-16

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

In connection with the IPO, the Company entered into a Management Agreement with Parent (the “Management Agreement”), pursuant to which Parent provides day-to-day management of the Company’s operations. The Management Agreement has an initial term expiring on June 30, 2009, and will automatically be renewed for one-year terms unless terminated by the Company or Parent by notice given prior to the end of the then-current term. The Management Agreement may not be terminated prior to the end of its term except by the Company for cause. If the Company chooses not to renew the Management Agreement, without cause, at the end of its then-current term, the Company must pay Parent a termination fee, upon expiration, equal to two times the sum of the base management fee and the incentive fee, both as earned by Parent during the 12-month period immediately preceding the most recently completed calendar quarter prior to the date of expiration. The Company may only elect not to renew the Management Agreement without cause with the consent of the majority of the Company’s independent directors. In addition, following any termination of the Management Agreement, the Company must pay Parent all compensation accruing to the date of termination. Neither the Company nor Parent may assign the Management Agreement in whole or in part to a third party without the written consent of the other party, except that Parent may delegate the performance of any of its responsibilities to any of its affiliates so long as Parent remains liable for such affiliate’s performance. Pursuant to the Merger Agreement, if the Company terminates the Merger Agreement and accepts a superior proposal (as defined in the Merger Agreement) involving the payment of all cash for 100% of the shares (including those owned by Hypo Holding and its affiliates) and having terms otherwise substantially similar to the Merger Agreement (including expected timing), Parent has agreed to, among other things, at the Company’s request terminate the Management Agreement and all other contracts between the Company on the one hand and Parent or its affiliates on the other hand, with such termination to be effective immediately prior to consummation of the transaction contemplated by the superior proposal. If the Company requests that the Management Agreement be terminated as contemplated by the previous sentence, notwithstanding any terms of the Management Agreement to the contrary, the Company shall, contemporaneously with such termination, pay to Parent in cash 50% of the termination fee that would otherwise be due under the Management Agreement.

Registration Rights Agreement

At the time of consummation of the IPO, the Company issued to Parent 8,330,000 shares of the Company’s common stock as partial consideration for the contribution by Parent of the Company’s initial assets. The Company entered into a registration rights agreement with Parent with respect to the common stock received by Parent upon consummation of the IPO and any shares of the Company’s common stock which Parent may receive from the Company as part of its incentive fee under the Management Agreement between Parent and the Company or pursuant to the Company’s Manager Equity Plan or otherwise. Pursuant to such registration rights agreement, the Company has granted to Parent demand registration rights to have its shares of registered for sale no more than once in any six month period and the right to “piggy-back” its shares of the Company’s common stock in registration statements that the Company might file in connection with any future public offering so long as Parent is the Company’s manager. Notwithstanding the foregoing, any registration will be subject to cutback provisions and the Company will be permitted to suspend the use, from time to time, of the prospectus that is part of the registration statement (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods.” The Company does not anticipate that Parent will exercise any of its rights under the Registration Rights Agreement during the Offer Period.

Annex I-17

Initial Asset Contribution Agreement

The Company acquired its initial assets, which consisted of commercial mortgage loans (construction loans, bridge loans and mezzanine loans) from Parent upon the completion of the IPO on February 21, 2007 pursuant to a contribution agreement between the Company and Parent (the “Contribution Agreement”). The fair value of the acquired assets was approximately $266.2 million, including approximately $5.2 million of origination fees. In exchange for these assets, the Company issued 8,330,000 shares of common stock to Parent at a fair value of approximately $125 million at the date of contribution and paid approximately $141.2 million in cash from the proceeds of the IPO.

Restricted Shares

Concurrently with the Company’s IPO, the Company issued to Parent 600,000 shares (the “Parent Incentive Shares”) of the Company’s common stock pursuant to the Company’s Manager Equity Plan having a fair value of $9.0 million at date of grant. The restrictions on these shares lapsed immediately and their fair value was expensed as compensation in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2007.

The Company issued 120,000 shares of restricted shares to certain employees of Parent, some of whom are also officers or directors of the Company, with a fair value of $1.8 million at the date of grant. The shares granted vest on February 21, 2010, three years from the date of grant.

The Merger Agreement provides that immediately prior to the Effective Time, each outstanding restricted share issued under the Company’s equity compensation plans will vest, the restrictions thereon will lapse, and each restricted share will be cancelled and converted into the right to receive the Merger Consideration. Messrs. Denner and Fenk each own 33,333 restricted shares. In addition, Mr. Sherwyn, the Company’s chief financial officer, owns 20,000 restricted shares and Ms. Sangillo Bellifemine, the Company’s chief operating officer, owns 16,667 restricted shares. At the Effective Time, Messrs. Denner and Fenk will be entitled to an aggregate cash payment in respect of such restricted shares in the amount of $355,016, Mr. Sherwyn will be entitled to an aggregate cash payment of $213,012, and Ms. Sangillo Bellifemine will be entitled to an aggregate cash payment of $177,514. The $0.3494 per share dividend payment being paid by the Company pursuant to the Merger Agreement entitles Messrs. Denner and Fenk to an additional $11,647 each, Mr. Sherwyn to an additional $6,988 and Ms. Sangillo Bellifemine an additional $5,823 in respect of such restricted shares.

Deferred Compensation Payments

The Merger Agreement also provides that immediately prior to the Effective Time, (i) each independent director who holds any outstanding and unsettled deferred compensation units issued under the Company’s Independent Director Deferred Compensation Plan will become entitled to a lump sum payment in cash, without interest, in the aggregate amount equal to the balance credited to such holder’s deferred compensation account maintained by the Company under such plan, and (ii) each such holder’s deferred compensation units will be cancelled and of no further force and effect. Additionally, the Independent Director Deferred Compensation Plan provides that Independent Directors who hold deferred compensation units will be entitled to have additional units credited to their deferred compensation account as of each date on which cash dividends are paid with respect to the the Company’s common stock. Parent will pay, or direct the exchange agent for the transaction to pay, to each such holder, his deferred compensation payment as promptly as reasonably practicable following the effective date of the Merger, at which time such holder will cease to possess any rights to any compensation from the Company or the surviving corporation. For the purpose of determining the deferred compensation payment, the “Fair Market Value” of one share of the Company’s common stock,

Annex I-18

as such term is used in the Company’s Independent Director Deferred Compensation Plan, is equal to the Offer Price. Messrs. Weinbach and Mundheim each have 10,933.38 deferred compensation units, will each receive 358.68 additional deferred compensation units in respect of the $0.3494 per share dividend and will each be entitled to a cash payment of $120,267. Mr. Stuart has 8,746.70 deferred compensation units, will receive 286.94 additional deferred compensation units in respect of the $0.3494 per share dividend and will be entitled to a cash payment of $96,214. Mr. McDevitt has 5,466.69 deferred compensation units, will receive 179.34 additional deferred compensation units in respect of the $0.3494 per share dividend and will be entitled to a cash payment of $60,134. The foregoing amounts will be reduced by any additional dividend declared and paid prior to the Acceptance Date as described above.

Master Delegation Agreement

To the extent that Parent, as external manager, has sold or hereafter sells to the Company or arranges the acquisition by the Company of (a) loans secured by mortgages on real property and (b) subordinate interests in loans secured by mortgages on real property and Parent has retained a pari passu interest in these loans which, when aggregated with the Company’s interests, is (a) in the case of a mortgage loan, sufficient to control the right to direct the agent to exercise the right to foreclose the mortgage securing the loan upon a material default and (b) in the case of a subordinate interest in a loan, is sufficient (i) to control the right to appoint an independent third party special service / advisor and instruct the special servicer / advisor with respects to all remedies (including foreclosure), (ii) replace the special servicer / advisor in the event that the special servicer / advisor elects not to exercise the remedies, and (iii) purchase the senior interest or the entire subordinate interest and foreclose on the loan, Parent has granted the Company, pursuant to the Master Delegation Agreement (“MDA”) entered into by Parent and Company at the time of the Company’s initial public offering, the unilateral right to exercise on behalf of Parent the remedies of Parent as lender (but not as agent) described above with respect to Parent’s interest (as lender but not as agent) described above. Parent also agreed not to sell its interests described above unless (a) doing so shall not result in the loss of the Company’s unilateral right to control the remedies described above (b) Parent sells to a party who assumes Parent’s obligations under the MDA, or (c) Parent’s transfer does not result in a an adverse impact to the Company under tax or securities laws or regulations, subject to the limitations set forth in the Management Agreement.

Indemnification of Executive Officers and Directors

The Maryland General Corporation Law (the “MGCL”) permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

The Company’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The Company’s charter authorizes the Company, and the Company’s bylaws obligate the Company, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while serving as the Company’s director or officer and at the Company’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or is threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by

Annex I-19

reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Company’s charter and bylaws also permit the Company to indemnify and advance expenses to any individual who served the Company’s predecessors in any of the capacities described above and any of the Company’s predecessors’ employees or agents.

The MGCL requires a corporation (unless its charter provides otherwise, which the Company’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in such capacity, or in the defense of any claim, issue or matter in any such proceeding. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and

•	a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Company has obtained a policy of insurance under which its directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Merger Agreement, from and after the Effective Time, Parent and the Surviving Corporation will, to the fullest extent permitted by law, indemnify, defend and hold harmless each current and former director and officer of the Company and its Subsidiaries (the “Indemnified Parties”) against all losses, expenses, claims, damages, liabilities or amounts arising out of actions or omissions occurring before or at the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) in connection with such persons serving as an officer, director or other fiduciary of the Company or any of its subsidiaries or of any entity if such service was at the request or for the benefit of the

Annex I-20

Company; provided, however, that the indemnification will not apply to, nor be enforceable by, any director of the Company who voluntarily resigns from his or her position as a director of the Company on or prior to the earlier of the Acceptance Date or the date of termination of the Merger Agreement. Pursuant to the Merger Agreement, all rights to indemnification or exculpation existing in favor of the Indemnified Parties as provided in the respective charters or by-laws, by contract, or otherwise in effect prior to the Merger, will survive the Merger and continue in full force and effect. Further, if Parent, the surviving corporation in the Merger or any of their respective successors or assigns (i) consolidates or merges with another entity and is not the surviving entity in such merger or consolidation, or (ii) sells or transfers substantially all of its assets, then, in each such case, proper provision will be made for the assumption of the indemnification obligations under the Merger Agreement. Hypo Holding has assured Parent in writing of its intent to support financially Parent’s financial obligations under the Merger Agreement, including all indemnification obligations.

Pursuant to the Merger Agreement, the Company maintains director and officer liability insurance and has purchased a “tail” insurance policy (which policy by its express terms shall survive the Merger), having the same coverage and amounts and containing terms and conditions that are no less favorable to the directors and officers of the Company and each Company Subsidiary as the Company’s and the Company Subsidiaries’ existing policy or policies, and from insurance carriers with comparable credit ratings, for the benefit of the current and former officers and directors of the Company and each subsidiary with a claims period of six years from the Effective Time with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred at or prior to the Effective Time. Parent and the Surviving Company shall jointly and severally be liable for the payment of all premiums in respect of such “tail” insurance policy or policies. In addition to, and not to the exclusion of or as an alternative to, the foregoing requirement that the Company acquire “tail” insurance coverage, prior to expiration of the Company’s existing policies on February 1, 2008, the Company elected the “Extended Reporting Period” coverage available under its existing management protection policy with ACE American Insurance Company and both of its excess policies with Illinois National Insurance Company and XL Specialty Insurance Company and has paid all premiums with respect to such Extended Reporting Period coverage. The Extended Reporting Period coverage permits the Company and its officers and directors to make claims under the existing policies for a period of one year after their February 1, 2008 expiration dates with respect to acts occurring prior to such expiration date.

Other

The Company’s investments are sourced and originated by Parent. The Company also invests in loans in which Parent either invests along with the Company or in a position that may be senior to the Company’s investment. The Company has adopted a conflicts of interest policy to address these situations, see below under “Conflicts of Interest in Our Relationship with Parent” and “Conflicts of Interest Policy.”

Mr. Mundheim, who serves as chairman of our board of directors, is of counsel to the international law firm of Shearman & Sterling LLP. Shearman & Sterling performs legal services for Parent, Hypo International and Hypo Real Estate Holding AG, which fees are, in the aggregate, less than one percent of Shearman & Sterling’s annual revenue.

Related Party Transactions Policy

The Company has adopted formal procedures for the review, approval and ratification of related person transactions. Pursuant to these written procedures, it is the Company’s policy to enter into or ratify related party transactions only when the Board of Directors, acting through the Audit Committee approves in advance such transactions. The policy covers transactions with related parties that are not covered by the Management Agreement, including our conflicts of

Annex I-21

interest policy. The policy provides that on an annual basis, each director and executive officer shall submit to the Company’s Secretary a list of immediate family members who are engaged in any transaction with the Company. The Secretary will utilize these submissions to create and update this “Master List” for company use and distribute it to the Company’s Chief Executive Officer, Chief Financial Officer, the Audit Committee, and the Chief Legal Officers of the Parent. The policy covers all transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) that are not covered by our conflicts of interest policy and in which we or our subsidiaries were, are or will be a participant and the amount involved exceeds $10,000, and in which any related person had, has or will have a direct or indirect material interest. Related persons include our directors and executive officers, or director nominees, beneficial owners of more than 5% of any class of our voting securities, any immediate family members of such persons and any entity in which any such person is employed or is a partner or a principal or in a similar position, or a 5% or more security holder. The following steps shall be taken to approve a related person transaction: (1) related party or the directors, executive officer, nominee or beneficial owners shall provide notice to the Secretary of the facts and circumstances of the transaction; (2) if the amount exceeds $10,000, the proposed transaction shall be submitted to the Audit Committee for consideration; and (3) the Audit Committee shall consider all of the relevant facts and circumstances and approve only those transactions that are no inconsistent with the best interests of the Company and its stockholders as the Committee determines in good faith. The policy contains procedures for ratification of related party transactions and an anti-nepotism policy.

Conflicts of Interest in Our Relationship with Parent

We, our executive officers, certain of our directors and Parent will face conflicts of interest because of our relationships with each other. We were formed by Parent, and the terms of our Management Agreement, including fees payable, were not negotiated at arms-length, and those terms may not be as favorable to us as if the Management Agreement had been negotiated with an unaffiliated party. The terms of the contribution agreement relating to the contribution of our initial assets were also not negotiated at arms-length, and those terms, including the consideration paid for our initial assets, may not be as favorable to us as if the contribution agreement had been negotiated with an unaffiliated party. In addition, each of our executive officers is also an officer of Parent and will not devote his or her time to us exclusively. Our chief financial officer will devote the majority of his time to us.

We and Parent may each elect, without cause, not to renew the Management Agreement after the completion of its initial term on June 30, 2009 or the expiration of any automatic renewal term. We must provide Parent 180 days prior notice of any non-renewal without cause and pay Parent a termination fee on the last day of the initial term or any automatic renewal term, equal to two times the sum of the base management fee and the incentive fee, both as earned by Parent during the 12-month period immediately preceding the most recently completed calendar quarter prior to the date of termination. We may elect not to renew the Management Agreement without cause only with the consent of the majority of our independent directors. In addition, following any non-renewal of the Management Agreement, we must pay Parent all compensation accruing to the date of such termination. We also may not assign the Management Agreement in whole or in part to a third party without the written consent of Parent. These provisions increase the effective cost to us of not renewing the Management Agreement, thereby adversely affecting our ability to not renew the Management Agreement, and thereby terminating Parent, without cause.

The compensation we pay to Parent consists of both a base management fee that is not tied to our performance and an incentive fee that is based entirely on our performance. In addition, we reimburse Parent for certain overhead expenses. The risk of the base management fee component is that it is received regardless of performance and it may not provide sufficient

Annex I-22

incentive to Parent to seek to achieve attractive risk-adjusted returns to our portfolio. The risk of the incentive fee component is that it may cause Parent to place undue emphasis on the short-term maximization of our funds from operations at the expense of other criteria, such as preservation of capital, in order to achieve a higher incentive fee. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our investment portfolio.

Parent and its affiliates manage and invest in real estate related assets, including some of our targeted investments. Our investments are sourced and originated by Parent. For investments that are appropriate for both us and Parent, Parent will (subject to the conflicts of interest policy discussed below) determine which company ultimately will have the opportunity to make which investments. As we acquire investments from Parent or otherwise participate in investments in which Parent or its affiliates have an interest or for which they have a related investment, most transactions related to our investments are not and will not be the result of arms-length negotiations and involve conflicts between our interests and the interest of Parent in obtaining favorable terms and conditions. In each case, the same officers will be determining the price and terms for the investments for both us and Parent and there can be no assurance that any procedural protections, such as obtaining market prices or other reliable indicators of fair market value, will be sufficient to assure that the consideration we pay for these investments will not exceed their fair market value and that we would not receive more advantageous terms for an investment had we negotiated the purchase with an independent third party.

Parent is authorized to follow very broad investment guidelines and has great latitude within those guidelines in determining the types of assets it may decide are proper investments for us. Our board of directors will periodically reviews our investment guidelines and our investment portfolio. However, our board does not review each proposed investment. In addition, in conducting periodic reviews, our board of directors relies primarily on information provided to it by Parent. Furthermore, transactions entered into by Parent may be costly, difficult or impossible to unwind by the time they are reviewed by our board of directors.

Conflicts of Interest Policies

We have adopted certain policies that are designed to eliminate or minimize certain potential conflicts of interest. Our board of directors has established investment guidelines. Unless otherwise approved by the investment oversight committee of our board of directors, all of our investments must be in accordance with our investment guidelines. We have developed a conflicts of interest policy with Parent in an effort to address conflicts with respect to the allocation of investment opportunities. However, we cannot make any assurances regarding the success of investments that are allocated to us or to Parent. This conflicts of interest policy includes the following:

Right of First Offer.  Parent has agreed to provide us with a right of first offer on certain commercial real estate finance and investment opportunities which it originates or otherwise identifies. Specifically, we will have a right of first offer with respect to all assets with one or more of the following characteristics, regardless of how such asset is originated or sourced by Parent, unless otherwise specified below:

•	any commercial mortgage whole loan with a total principal amount of $20.0 million or less, except for fixed rate loans originated for securitization;

•	any investment opportunity which constitutes equity or preferred equity;

•	any below-investment grade real estate securities, including CDOs;

•	any (i) B Notes or other subordinated loan tranches created by Parent in whole loans originated by Parent and (ii) mezzanine loans originated by Parent in connection

Annex I-23

with any mortgage loan originated by Parent, to the extent Parent does not elect to retain such subordinated portion or mezzanine loan;

•	25% of any other B Note, subordinated loan tranche or mezzanine loan not originated by Parent which, when aggregated with more senior debt secured (directly or indirectly) by the applicable underlying real estate asset, exceeds 75% of the value of such underlying real estate asset at origination;

•	a pari passu portion of any senior mortgage loan originated or sourced by Parent, equal to 50% of the portion of the principal amount of the mortgage loan in excess of 75% of the value of the underlying real estate asset that secures the mortgage loan;

•	50% of any discounted note or sub-performing or distressed asset purchased or sourced by Parent; and

•	the first $25.0 million (or such lesser amount as Parent elects to syndicate) of any pari passu portion of any commercial mortgage loan, B Note or mezzanine loan that Parent originates and elects to syndicate.

Further, we will have the right to invest in any commercial real estate mortgage or real estate related asset which Parent elects not to invest in for any reason including failure to satisfy Parent’s investment criteria or concentration issues.

Parent’s executive officers and other personnel may be involved in both the decision of whether an investment opportunity is to be referred to us and the decision of whether we will participate in the investment opportunity.

Pari-Passu Co-Investments.  The economic terms of any co-investment with Parent or any of its affiliates made on a pari passu basis must be at least as favorable to us as to Parent or such affiliate making such co-investment.

Co-Investments with Debt Tranches of Different Priorities.  We have adopted the following policies with respect to co-investments with Parent involving debt tranches of different priorities.

•	any co-investment purchased in the secondary market from an unaffiliated third party that results in Parent and us holding debt tranches of different priorities must be on the same terms as are offered by the third party.

•	any co-investment that is purchased or part of a co-origination with Parent and that results in Parent and us holding debt tranches of different priorities must comply with the following:

•	if there is one or more third party participants in our debt tranche, be on terms no less favorable than the most favored third party participant in our debt tranche;

•	if there are no other participants in our debt tranche, be on then current market terms for similar investments purchased in arms-length transactions as determined by Parent based upon third party bids received or published market data; and

•	in the event that third party bids or published market data are not available to Parent, be approved by our investment oversight committee.

Investments Purchased From Parent.  Investments purchased from Parent or any of its affiliates more than one year after the date of origination or purchase by Parent or any of its affiliates will require the consent of our investment oversight committee.

Participations.  We have adopted the following policies with respect to our participating in investments in which Parent and its affiliates are also participating.

Annex I-24

•	In the event that (i) we invest in a loan, or portion of a loan, that is directly or indirectly secured by the same underlying real estate asset that secures a debt tranche of a different priority held by Parent or (ii) Parent or we hold a preferred equity interest in a real estate asset that directly or indirectly secures a loan in which either we or Parent has an interest, then, if each of Parent and us hold a majority of its respective debt tranche, our investment oversight committee may, upon the occurrence of (1) a material default in respect of the debt tranche in which we hold an interest or (2) any request to amend, modify or waive any material term of our debt tranche in order to avoid a pending material default, retain a reputable independent third party special servicer or adviser to advise our board of directors with respect to all material rights, remedies, enforcement actions, amendments and requests for waivers or consents in respect of our debt tranche, and the cost of such servicer or adviser will be deducted from any base management fee payable to Parent in respect of our debt tranche. However, such costs must not exceed the lesser of the special servicer fee and the management fee allocable to our equity allocable to such loan.

•	Parent must not cause us to invest (i) in any loan directly or indirectly secured by a real estate asset in which Parent has an equity interest (other than preferred equity) or (ii) in any equity interest (other than preferred equity) in any real estate asset which directly or indirectly secures any loan held by Parent.

Legal Counsel.  The legal department of Parent provide legal services to us and we and our officers and directors are entitled to all fiduciary obligations owed by attorneys to their clients and attorney-client privileges available under applicable law. In order to mitigate possible conflicts of interest, we will retain separate external counsel with respect to the following:

•	any disputes between Parent and us arising under the Management Agreement or any other agreement between Parent and us;

•	any co-investments or investments purchased from Parent involving debt tranches of different priorities;

•	any investment for which our investment oversight committee has retained a special servicer or advisor in accordance with the Management Agreement; and

•	at our option or the option of Parent or any of our independent directors, with respect to any other matter.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following non-employee directors are the current members of the Compensation Committee of the Board of Directors: Messrs. Mundheim, Glauber and Stuart. During 2007, none of the Company’s executive officers served as a director or member of the Compensation Committee of any other entity whose executive officers served on the Company’s Board of Directors or Compensation Committee.

Annex I-25

LEGAL PROCEEDINGS

On February 7, 2008, a purported class-action lawsuit captioned Swope et al. v. Quadra Realty Trust, et al., was filed in New York State Supreme Court in the County of New York. The lawsuit names as defendants Quadra Realty Trust, Inc. and each member of the Company’s Board of Directors. The complaint alleges, among other things, that the defendants breached their fiduciary duties owed to the Company’s stockholders in connection with, among other things, the Company’s entry into the Merger Agreement. The complaint alleges that the directors violated their fiduciary duties to take all necessary steps to ensure that the stockholders receive the maximum value for their shares and to provide stockholders with full and ample disclosure concerning the Merger Agreement’s material terms. The complaint seeks class certification of the lawsuit, a declaration that the proposed merger transaction is unfair, unjust and inequitable, that the Merger Agreement was entered into in breach of the fiduciary duties of the defendants, an injunction preventing the defendants from proceeding with the Merger at a price that is allegedly not fair and equitable. The complaint also seeks compensation for all losses and damages as a result of the action and transaction complained of, including attorneys’, accountants’, and experts’ fees. We believe that this lawsuit is entirely without merit and intend to defend against it vigorously.

Annex I-26

Annex II

The Blackstone Group

January 27, 2008

To the Special Committee of the Board of Directors
Quadra Realty Trust, Inc.
622 Third Avenue, 31st Floor
New York, New York 37212

Members of the Special Committee of the Board of Directors:

Quadra Realty Trust, Inc., a Maryland corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, to be dated as of January 28, 2008 (the “Merger Agreement”), with Hypo Real Estate Capital Corporation, a Delaware corporation (“Parent”), and HRECC Sub Inc., a Maryland corporation and wholly-owned subsidiary of Parent (“Merger Sub”). The actions referred to herein as the “Transaction” are as follows: pursuant to the Merger Agreement, (i) Merger Sub would commence an offer (the “Offer”) to purchase for cash all of the issued and outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a price of $10.6506 per share in cash; (ii) following consummation of the Offer, Merger Sub would be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the merger (the “Surviving Corporation”), and each remaining outstanding share of Company Common Stock will be converted into a right to receive $10.6506 in cash; and (iii) the Company will declare a cash dividend of $0.3494 per share (the “Dividend”) payable to stockholders who hold shares of Company Common Stock on the close of business on the last trading day immediately preceding the initial expiration date of the Offer, to be paid immediately prior to the consummation of the Offer. The aggregate cash amount of $11.00 per share to be paid pursuant to the Offer, the Merger and the Dividend are referred to herein as the “Consideration”. The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement.

You have asked us whether, in our opinion, the Consideration is fair to the holders of Company Common Stock, other than Parent and its affiliates, from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

•	Reviewed certain publicly available information concerning the business, financial condition and operations of the Company that we believe to be relevant to our inquiry;

•	Reviewed certain internal information concerning the business, financial condition and operations of the Company that we believe to be relevant to our inquiry;

•	Reviewed certain internal financial analyses relating to the Company prepared by, and furnished to us by, the management of the Company;

•	Reviewed analyses relating to certain of the Company’s investments prepared by, and furnished to us by, the management of the Company;

•	Held discussions with members of the Company’s management concerning the business, operating environment, financial condition, prospects and strategic objectives;

•	Reviewed the publicly reported historical prices and trading activity of the Company Common Stock;

•	Reviewed publicly available financial and stock market data with respect to certain other companies in lines of businesses we believe to be generally comparable to those of the Company;

•	Reviewed the publicly available financial terms of a recent unsolicited offer for a comparable U.S. company;

•	Reviewed the January 25, 2008 draft of the Merger Agreement;

•	Reviewed the premia paid on certain recent acquisitions of U.S. companies, the securities of which were publicly traded;

•	Performed discounted cash flow analyses utilizing certain pro forma financial information prepared by, and furnished to us by, management of the Company;

•	Compared certain financial information for the Company with similar public information for certain other comparable companies, the securities of which are publicly traded;

•	Reviewed the results of our efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of the Company; and

•	Participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors.

In preparing this opinion, at your direction, we have relied, without assuming responsibility or liability for independent verification, upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to us by or on behalf of the Company or otherwise discussed with or reviewed by or for us. We have assumed, with your consent, that the financial and other projections and pro forma financial information prepared by the Company and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, were reasonably prepared and represent management’s best estimates and judgments as of the date of their preparation. We assume at your direction no responsibility for and express no opinion as to such analyses or forecasts or the assumptions on which they are based. We have further relied upon the assurances of the management of the Company that they are not aware of any facts that would make the information provided by them inaccurate, incomplete or misleading. We have also assumed that the definitive Merger Agreement will not differ in any respects material to our analysis from the draft thereof furnished to us.

We have not been asked to undertake, and have not undertaken, an independent verification of any information, nor have we been furnished with any such verification and we do not assume any responsibility for the accuracy or completeness thereof. We did not conduct a physical inspection of any of the properties or assets of the Company. Except to the extent reflected in the materials provided to the Special Committee, we have not made any independent evaluation or appraisal of the assets and liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company, nor have we obtained any such appraisals.

We have assumed that the consummation of the Transaction will be effected in accordance with the terms and conditions of the Merger Agreement and that, in the course of obtaining the necessary regulatory or third party approvals, agreements or consents for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction material to our analyses. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock, other than Parent and its affiliates, of the Consideration to be received by such stockholders in the Transaction. Our opinion does not address any other aspect or implication of the Transaction, the Merger Agreement or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. We also express no opinion as to the fairness of any consideration to be received by Parent and its affiliates or the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public shareholders (other than Parent and its affiliates). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Surviving Corporation or the ability of the Surviving Corporation to pay its obligations when they become due.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transaction nor does our opinion constitute a recommendation to any stockholder of the Company as to how such shareholder should vote or act with respect to the Transaction or any other matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any consideration of, the holders of any class of securities, creditors or other constituencies of the Company other than the holders of Company Common Stock other than Parent and its affiliates.

This opinion is necessarily based upon information made available to us as of the date hereof and on market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof only. We assume no responsibility to update or revise our opinion based on circumstances or events occurring after the date hereof. This opinion has been approved by a fairness committee in accordance with established procedures.

This letter is provided to the Special Committee of the Board of Directors (the “Special Committee”) in connection with and for the purpose of its evaluation of the Transaction. It is understood that this letter is for the information and assistance of the Special Committee and, without our prior written consent, is not to be quoted, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Company or the Board of Directors of the Company, including the Special Committee. However, Blackstone Advisory Services L.P. (“Blackstone”) understands that the existence of any opinion may be disclosed by the Company in a press release and a description of this opinion will be contained in, and a copy of this opinion will be filed as an exhibit to, the disclosure documents that the Company is required to file with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law and Blackstone agrees to not unreasonably withhold its written approval for such use as appropriate following Blackstone’s review of, and reasonable opportunity to comment on, any description or reference to us or copy of this opinion in such document.

We have acted as financial advisor to the Special Committee with respect to the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. A portion of our fees will also be payable upon delivery of this opinion. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion). In the ordinary course of our and our affiliates’ businesses, we and our affiliates may actively trade or hold the securities of the Company for our own account or for others and, accordingly, may at any time hold a long or short position in such securities.

Based on the foregoing and subject to foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock, other than Parent and its affiliates, is fair to such holders from a financial point of view.

Very truly yours,

/s/ Blackstone Advisory Services L.P.

Blackstone Advisory Services L.P.

February 13, 2008

Dear Stockholder:

We are pleased to inform you that on January 28, 2008, Quadra Realty Trust, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hypo Real Estate Capital Corporation (“Parent”) and HRECC Sub Inc., a wholly-owned subsidiary of Parent (“Purchaser”).

Pursuant to the terms of the Merger Agreement, Purchaser has agreed to commence a cash tender offer for each issued and outstanding share of the Company’s common stock (not already owned by Parent and its affiliates), at a purchase price of $10.6506 per share in cash (without interest and less applicable withholding taxes) less the amount of any dividends declared and paid (other than the $0.3494 dividend discussed below) with respect to the shares prior to the date (the “Acceptance Date”) shares are accepted and paid for by Purchaser pursuant to the Offer to Purchase (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2008 (the “Offer to Purchase”) and the related letter of transmittal (which, together with the Offer to Purchase and any supplements or amendments, collectively constitute the “Offer”). In addition, on February 1, 2008, the Company declared a $0.3494 per share dividend (the “Dividend”) payable to stockholders of the Company who hold shares of the Company’s common stock at the close of business on the last trading day immediately preceding the Acceptance Date. The Dividend will not be paid if the Offer is not closed. This will result in stockholders of the Company receiving $11.00 per share in the aggregate, an approximately 38% premium to the closing price of the Company’s common stock on the New York Stock Exchange on January 28, 2008 and an approximately 41% premium to the average closing price of the Company’s common stock for the 30 trading days ending on January 28, 2008. The Company expects to declare and pay an additional dividend immediately prior to the Acceptance Date to the extent of the Company’s taxable income for the period beginning January 1, 2008 and ending on the date immediately preceding the Acceptance Date. Such dividend will reduce the Offer Price by the per share amount of any such dividend.

Unless extended by the Purchaser, the Offer is currently scheduled to expire at 12:00 midnight, New York time, on March 12, 2008. Following the consummation of the Offer, Purchaser will merge (the “Merger”) with and into the Company and all shares of the Company’s common stock not purchased in the Offer will automatically be canceled and converted into the right to receive the Offer Price in cash. Purchaser’s obligation to purchase shares tendered in the Offer is subject to at least 55% of the Company’s outstanding shares of common stock (other than shares owned by Parent or any of its affiliates) being validly tendered and not properly withdrawn in the Offer and to certain other conditions described in the Offer to Purchase.

There is no financing condition to the Offer. The Company’s board of directors (the “Board”) established a special committee of directors unaffiliated with Parent to review and evaluate, negotiate and make a recommendation to the Board with respect to a potential transaction.

THE COMPANY’S BOARD (EXCLUDING MEMBERS AFFILIATED WITH PARENT AND THE PURCHASER), BASED ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, RECOMMENDS THAT THE HOLDERS OF COMMON STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK INTO THE OFFER.

Annex III-1

In making their determinations and arriving at their recommendations, the special committee and the Board carefully considered a number of factors which are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, which we urge you to read carefully.

Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares to Purchaser pursuant to the Offer. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares of the Company’s common stock to the Purchaser pursuant to the Offer. We urge you to read each of the enclosed materials carefully before making a decision with respect to the Offer.

Very truly yours,

/s/ Robert H. Mundheim

Robert H. Mundheim
Chairman of the Board of Directors

Securities Law Disclosure:  The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Quadra Realty Trust, Inc. HRECC Sub Inc. and Hypo Real Estate Capital Corporation have filed with the Securities and Exchange Commission a combined Schedule 13E-3/Tender Offer Statement on Schedule TO, and have mailed an offer to purchase, forms of letter of transmittal and related documents to Quadra’s stockholders. Quadra has filed with the Securities and Exchange Commission, and has mailed to Quadra’s stockholders, a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. These documents contain important information about the tender offer, including the terms of the tender offer, and stockholders of Quadra are urged to read them carefully. Stockholders of Quadra may obtain a free copy of these documents and other documents filed by Quadra or Hypo Real Estate Capital Corporation with the Securities and Exchange Commission at the website maintained by the Securities and Exchange Commission at http://www.sec.gov or by contacting the information agent for the tender offer, Georgeson Inc., banks and brokers call collect at (212) 440 9800, all others call toll free at (866) 873-6981.

Annex III-2